UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21 2011

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 21 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

bhpbilliton

resourcing the future

Our future

Sustainability Report 2011

BHP Billiton locations

Petroleum

Ref	Country	Fields	Description	Ownership
1	Algeria	Ohanet	Joint operator with Sonatrach for onshore wet gas production [a]	45%
2	Algeria	ROD Integrated Development	Onshore oil production [a]	38%
3	Australia	Bass Strait	Offshore Victoria oil, condensate, LPG, natural gas and ethane production [a]	50%
4	Australia	Minerva	Operator of offshore Victoria natural gas production	90%
5	Australia	North West Shelf	Offshore Western Australia oil, condensate, LPG, natural gas and LNG production [a]	8.3–16.7%
6	Australia	Pyrenees	Operator of offshore Western Australia oil production	40–71.4%
7	Australia	Stybarrow	Operator of offshore Western Australia oil production	50%
8	Pakistan	Zamzama	Operator of onshore natural gas production	38.5%
9	Trinidad and Tobago	Angostura	Operator of offshore oil and natural gas production	45%
10	UK	Bruce/Keith	Offshore North Sea oil and natural gas production [a]	Bruce – 16% Keith – 31.8%
11	UK	Liverpool Bay	Operator of offshore Irish Sea oil and natural gas production	46.1%
12	US	Fayetteville	Operator of onshore natural gas production	.03–100%
13	US	Gulf of Mexico	Offshore oil, LPG and natural gas production from several fields • Shenzi 44% • Atlantis 44% [a] • Neptune 35% • Mad Dog 23.9% [a] • Starlifter 31% • Genesis 5% [a] • West Cameron 33.8%	

[a] Jointly or non-operated BHP Billiton Assets or Fields (monitored assets).
[b] Uranium forms part of the Base Metals Customer Sector Group.
Percentage ownership figures have been rounded to one decimal place.

Aluminium

Ref	Country	Asset	Description	Ownership
14	Australia	Aluminium Australia	A joint venture where we operate the Worsley alumina refinery and Boddington bauxite mine in Western Australia	86%
15	Brazil	Alumar	Integrated alumina refinery and aluminium smelter [a]	36–40%
16	Brazil	Mineração Rio do Norte	An open-cut bauxite mine [a]	14.8%
17	Mozambique	Aluminium Mozambique	A joint venture where we operate the aluminium smelter (Mozal), located near Maputo	47.1%
18	South Africa	Aluminium South Africa	Hillside and Bayside aluminium smelters, located in Richards Bay	100%

Base Metals

Ref	Country	Asset	Description	Ownership
19	Australia	Cannington	Underground silver, lead and zinc mine, located in northwest Queensland	100%
20	Chile	Pampa Norte	Cerro Colorado and Spence open-cut mines producing copper cathode in the Atacama Desert, northern Chile	100%
21	Chile	Escondida	Comprises the world's largest copper mine, concentrators and solvent extraction plants and port operations	57.5%
22	Peru	Antamina	A joint venture open-cut copper and zinc mine, located in the Andes north-central Peru [a]	33.8%
23	US	Base Metals North America	Includes the Pinto Valley open-cut copper mine, located in Arizona	100%

BHP Billiton office locations

Ref	Country	Office Location	Business Area
40	Australia	Adelaide	Uranium Head Office Marketing Office
41	Australia	Brisbane	Metallurgical Coal Head Office Marketing Office Project Hub
42	Australia	Melbourne	Global Headquarters Marketing Office
43	Australia	Newcastle	Marketing Office
44	Australia	Perth	Iron Ore Head Office Stainless Steel Materials Head Office Marketing Office Minerals Exploration Office Project Hub
45	Australia	Sydney	Energy Coal Head Office
46	Belgium	Antwerp	Marketing Office
47	Brazil	Rio de Janeiro	Marketing Office
48	Canada	Saskatoon	Diamonds and Specialty Products Head Office
49	Canada	Toronto	Project Hub
50	Chile	Santiago	Base Metals Head Office Marketing Office Minerals Exploration Office Project Hub
51	China	Shanghai	Marketing Office
52	India	New Delhi	Marketing Office
53	Japan	Tokyo	Marketing Office
54	Malaysia	Kuala Lumpur	Global Shared Services Centre
55	Netherlands	The Hague	Marketing Office
56	Pakistan	Islamabad	Marketing Office
57	Russia	Moscow	Representative Office
58	Singapore	Singapore	Corporate Centre Marketing Head Office Minerals Exploration Head Office
59	South Africa	Johannesburg	Manganese Head Office Marketing Office Minerals Exploration Office
60	South Africa	Richards Bay	Marketing Office
61	South Korea	Seoul	Marketing Office
62	Switzerland	Baar	Marketing Office
63	UK	London	Aluminium Head Office Corporate Centre
64	US	Farmington	Marketing Office
65	US	Houston	Petroleum Head Office Marketing Office Project Hub
66	US	Pittsburgh	Marketing Office

Projects and exploration activities are not shown on this map.


25
48
49
66
12
23
64
65
13
9
28
16
15
22
20
47
21
50

Uranium [h]

Ref	Country	Asset	Description	Ownership
24	Australia	Olympic Dam	Large poly-metallic orebody and the world's largest uranium deposit, producing copper, uranium, gold and silver	100%

Diamonds and Specialty Products

Ref	Country	Asset	Description	Ownership
25	Canada	EKATI Diamond Mine	Open-cut and underground diamond mines, located in the Northwest Territories of Canada	80%
26	South Africa	Richards Bay Minerals	Integrated titanium smelter and mineral sands mining operation [d]	37.8%

Stainless Steel Materials

Ref	Country	Asset	Description	Ownership
27	Australia	Nickel West	Mt Keith and Leinster nickel-sulphide mines, Kalgoorlie nickel smelter, Kambalda nickel concentrator and the Kwinana nickel refinery	100%
28	Colombia	Cerro Matoso	Integrated laterite ferronickel mining and smelting operation in northern Colombia	99.9%

Iron Ore

Ref	Country	Asset	Description	Ownership
29	Australia	Western Australia Iron Ore	Integrated iron ore mines (Area C, Jimblebar, Yandi, Newman and Yarrie), and rail and port operations in the Pilbara region of Western Australia	85–100%
30	Brazil	Samarco	Open-cut mine that produces iron ore pellets [d]	50%

Manganese

Ref	Country	Asset	Description	Ownership
31	Australia	Manganese Australia	Producer of manganese ore in the Northern Territory (GEMCO) and manganese alloys in Tasmania (TEMCO)	60%
32	South Africa	Manganese South Africa	Mamatwan open-cut and Wessels underground manganese mines and the Metalloys manganese alloy plant	44.4–60%

Metallurgical Coal

Ref	Country	Asset	Description	Ownership
33	Australia	Illawarra Coal	Underground coal mines (West Cliff, Dendrobium, Appin) in southern NSW, with access to rail and port facilities	100%
34	Australia	BHP Billiton Mitsubishi Alliance	Saraji, Goonyella Riverside, Peak Downs, Norwich Park, Gregory Crinum, Blackwater and Broadmeadow open-cut and underground mines in the Queensland Bowen Basin and Hay Point Coal Terminal	50%
35	Australia	BHP Billiton Mitsui Coal	South Walker Creek and Poitrel open-cut coal mines in the Queensland Bowen Basin	80%

Energy Coal

Ref	Country	Asset	Description	Ownership
36	Australia	NSW Energy Coal	Mt Arthur open-cut coal mine	100%
37	Colombia	Cerrejón	An open-cut coal mine, with integrated rail and port operations [d]	33.3%
38	South Africa	Energy Coal South Africa	Khutala, Middelburg, Klipspruit, Wolvekrans open-cut and underground mines and coal processing operations	50–100%
39	US	New Mexico Coal	Navajo open-cut and San Juan underground mines	100%



Offices
Petroleum
Aluminium
Base Metals
Diamonds and Specialty Products
Stainless Steel Materials
Iron Ore
Manganese
Metallurgical Coal
Energy Coal
Uranium

About this Report

BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries operate as BHP Billiton. Throughout this Report, unless otherwise noted, ‘BHP Billiton’, the ‘Company’ and the ‘Group’ refer to the combined group. We engage through various means with key stakeholders; however, this Report is prepared for general readership and does not attempt to address all stakeholder issues. See our website www.bhpbilliton.com for further information.

BHP Billiton’s mandatory Health, Safety, Environment and Community (HSEC) performance requirements are prescribed in our Group Level Documents (GLDs) and the process of implementing the GLDs across the Group continues. All our businesses are committed to this implementation process; however, compliance with all the requirements is not yet in place at every operation. Our Sustainability Framework on page 39 provides a summary of the key performance requirements from the HSEC GLDs.

Reporting approach and the GRI

Our reporting is prepared in accordance with the Global Reporting Initiative (GRI) G3 Sustainability Reporting Guidelines, including the Mining and Metals Sector Supplement. The GRI guidelines encourage companies to report on practices and performance that relate to sustainability in a manner that is clear and open and uses a globally shared framework of indicators. We report to an A+ Application Level and a copy of the GRI statement is available on page 46. The Sustainability Reporting Navigator assists in locating information related to the GRI and principles of the United Nations Global Compact and International Council on Mining and Metals and is available on our website www.bhpbilliton.com.

External assurance

KPMG has conducted reasonable assurance over our greenhouse gas emissions and limited assurance over a selection of other disclosures. A copy of KPMG’s assurance report is available on page 47.

Materiality

Materiality, in the sustainability context, refers to the issues and activities that are considered by our internal and external stakeholders to be the most significant and relevant to our industry, our Group and our operations. This is discussed in more detail on page 5.

Report boundary and scope

This Report covers assets wholly owned and operated by BHP Billiton or operated by BHP Billiton in a joint venture operation (i.e. controlled assets) during the 12 months to 30 June 2011. At controlled assets, BHP Billiton sets the performance requirements and enforces those requirements through direct supervision. At monitored assets that we do not control, we provide our requirements and seek to influence the operation to follow them. Assets include those under exploration, projects in development and execution phase and closed operations. Group Functions are also included.

Case studies

This Report is supported by case studies on our website listing specific activities that explore our approach to sustainable development. Where you see this symbol,www, it denotes more information available on our website.www.bhpbilliton.com.

Contact details – Send us your feedback

Email: hsec bhpbilliton.com

Telephone: 1300 55 47 57 (within Australia)

+61 3 9609 3333 (outside Australia)

Facsimile: +61 3 9609 3015

Website: www.bhpbilliton.com

In this Report

Chief Executive Officer’s review 1

Our sustainability approach 2

Our performance 4

Our focus areas 5

Keeping our people safe and healthy 6

Employing and developing our people 9

Reducing our climate change impacts 12

Managing our water use 14

Enhancing biodiversity and land management 16

Ensuring meaningful engagement with our stakeholders 18

Understanding and managing our human rights impact 21

Making a positive contribution to society 22

Reporting transparently and behaving ethically 25

Effectively managing our material risks 27

Appendix 29

Our successes, challenges and commitments 30

Performance data 31

Our Sustainability Framework 39

GRI Application Level Check Statement 46

Independent assurance report to the Directors

and management of BHP Billiton 47

Cover photo: The technical nature of operations such as our copper mine at Spence, Chile, requires that we develop our people to ensure they have the skills to deliver on our sustainability objectives.

Chief Executive Officer’s review

BHP Billiton is committed to operating sustainably; it is our first value.

Marius Kloppers Chief Executive Officer

By defining our social, environmental, ethical and economic responsibilities and opportunities, we can be accountable for delivering on our commitments. We deliver on our commitments in a manner consistent with our values, which include doing the right thing and focusing our efforts on the things that matter most.

The safety and health of our people is core to every aspect of our business. Tragically, we lost two colleagues at BHP Billiton controlled operations during FY2011. We extend our sympathy to their families, friends and colleagues. We are accountable for each employee returning home safely at the end of each working day.

We believe we are successful when our people start each day with a sense of purpose and end the day with a sense of accomplishment. Our focus remains on growing our business and using fewer natural resources to do so. For this we need the right people in the right jobs. Importantly, we believe a workforce that is broadly representative of the communities in which we operate will position us well to meet the increasing demands for skilled staff.

Respect and integrity are fundamental values at BHP Billiton and success is when our communities, customers and suppliers value their relationship with us. Only through engaging with stakeholders and careful listening can we better understand our communities. We measure how effectively we do this through perception surveys. Our community development programs focus on improving quality of life for people in our host communities. As a globally significant producer, exporter and consumer of energy, BHP Billiton is preparing for a low carbon dioxide emissions world. We use the defined set of principles described in Our Sustainability Framework as the underlying structure for engagement with all stakeholders regarding climate change policy. Improving energy efficiency has an important role in any comprehensive greenhouse gas abatement strategy and our businesses continue to progress energy efficiency plans. In this Sustainability Report, we describe how we identify and prioritise our key sustainability issues and also how we manage them. It is prepared in accordance with the Global Reporting Initiative (GRI) framework and the Sustainable Development Framework of the International Council on Mining and Metals. We also report our progress relative to the UN Global Compact in our Sustainability Reporting Navigator. Our public commitments also include the Voluntary Principles on Security and Human Rights and the Extractive Industries Transparency Initiative. This year, we are including additional sustainability material in our Annual Report, reflecting our commitment to transparent reporting. Our suite of annual reports can be found on our website www.bhpbilliton.com and we welcome your feedback.

In FY2011, we have not met our five-year targets in relation to zero fatalities, land rehabilitation index and occupational exposures. The total recordable injury frequency, while an improvement on last year, will need to improve significantly to meet the five-year target of a 50 per cent reduction by FY2012. We are on track to meet all other five-year targets, which are due to expire next year.

In establishing our new HSEC five-year targets, our emphasis is on fact-based measurement and quality data. Accountability at BHP Billiton means being clear about what needs to be done to achieve our targets and a commitment to deliver. Our goals will be achievable because they are directed towards the simplicity of understanding the core issues and getting the basics right. Managing and eliminating the material risks that our teams face is critical, particularly in our period of rapid growth. Implementing and maintaining critical controls is essential to delivering a safe and healthy workplace. This includes the reduction and control of potential workplace occupational health exposures to ensure we eliminate long-term harm. I would like to thank all our employees and contractors for their ongoing commitment and their work towards achieving our sustainability objectives on behalf of BHP Billiton.

Marius Kloppers

Chief Executive Officer

BHP BILLITON SUSTAINABILITY REPORT 2011 | 1

Our sustainability approach

By integrating sustainability concepts into our culture, policies and processes, we are able to make an enduring contribution to society.

Engaging in conversations with key stakeholders

The Forum on Corporate Responsibility meeting discussions are robust and give our Executives an insight into some of society’s current priorities and a chance to understand and debate issues from a range of viewpoints.

Understanding our people and our communities

The most important element of sustainability in our business is the safety, health and wellbeing of people – the people working in our businesses and the people we impact in the communities within which we operate. As an organisation with diverse stakeholders and a workforce of around 100,000, including contractors, we also acknowledge our capacity to support our workforce to make a positive contribution to society. We facilitate opportunities for our employees to assist others through arrangements such as our Matched Giving Program, where employees’ charitable efforts, including cash, fundraising and volunteer hours to not-for-profit and community organisations, are matched with a dollar-for-dollar donation by the Group.

Our operations are required to have stakeholder engagement management plans, in accordance with the Community Group Level Document (GLD), that include stakeholder identification and analysis and a plan of consultation activities that address the specific needs of different stakeholders. The stakeholder engagement management plans may comprise a range of engagement activities, from regular meetings of community consultative committees and special interest groups, to one-off visits to our facilities and open public meetings. Community engagement activities aim to be socially inclusive by involving disadvantaged and vulnerable groups.

A global view and local actions

Our stakeholders range from local community members at our operations to host governments, employees and contractors, investors, regulators, suppliers, customers and non-government organisations (NGOs).

As a global and diverse company, we recognise that our social responsibilities are extensive, ranging across many stakeholders, countries and issues. We seek to collaborate, share knowledge and engage on matters that may relate to our Group, where appropriate. This may apply to our joint venture partners where we do not have a controlling share, as well as to industry peers, governments and communities in areas where we operate. The discussion on principles of climate change policy is an example of how we engage on issues of global significance. We focus our community development efforts in areas where we have a presence, as we believe this is the most effective way to enhance economic benefits from our operations and contribute to poverty alleviation.

In addition to building relationships with stakeholders locally, engagement with civil society is highly valued by BHP Billiton senior management. In 1999, we established the Forum on Corporate Responsibility as a mechanism by which representatives from NGOs could discuss, challenge and actively influence the Group’s approach to sustainable development issues. The Forum is discussed in more detail on page 19.

2 | BHP BILLITON SUSTAINABILITY REPORT 2011

BHP Billiton acknowledges primary responsibility for the environmental and social issues associated with activities at our controlled operations. However, we also acknowledge that, along with others, such as our suppliers, customers and regulators, we share responsibility to ensure the safe use of our products across their life cycle. To this end, we have engaged in a number of product stewardship initiatives, such as the Responsible Jewellery Council, Steel Stewardship Forum and Responsible Aluminium. For other commodities, including uranium, copper and nickel, the stewardship programs are incorporated within established associations, such as the Australian Uranium Association and World Nuclear Association.

www.Managing the life cycle of uranium

Requirements for contractors, suppliers and products

Our contractors and suppliers have requirements in their contracts consistent with The BHP Billiton Code of Business Conduct and Health, Safety, Environment and Community GLDs. Requirements for suppliers cover a number of human rights, including labour rights, humane treatment of employees and living wage.

All contracted suppliers are segmented into global and local categories, based on their sustainability risk, and a procedure to engage with each supplier is developed appropriate to this risk.

Our sustainability governance structure

Our approach to sustainability is reflected in Our BHP Billiton Charter, which defines our values, purpose and how we measure success, and the BHP Billiton Sustainable Development Policy, which defines our public commitments to safety, health, environmental and social responsibility.

The approach is also reflected in our Operating Model, which articulates the relationship between the component parts of the organisation – our Customer Sector Groups (CSGs) and our 16 Group Functions, Minerals Exploration, Marketing – with a premise of simplicity and accountability.

Our GLDs specify our Group-wide performance requirements. The GLDs are deliberately succinct, focusing strictly on critical content. We are embedding these performance requirements in the organisation across all CSGs.

Applying our sustainability approach

The systems that support our Sustainable Development Policy are in line with our wider corporate governance processes. The Sustainability Committee of the BHP Billiton Board continues to oversee this Policy.

Management is accountable for sustainability-related processes and performance. Our HSEC GLDs set mandatory performance requirements and performance controls, which are the basis for developing and implementing management systems at all BHP Billiton operations. The key performance requirements are summarised in Our Sustainability Framework in the Appendix. We conduct regular internal audits to test compliance with the requirements of the GLDs. Audits are led by professional audit managers and supported by experienced personnel drawn from across the organisation. Audit results are used by management to create detailed action plans where the businesses have not yet achieved full compliance with the requirements. Key findings are reported to senior management and summary reports are considered by the Sustainability Committee of the Board. Risks specific to BHP Billiton’s performance in the areas of health, safety, environment and community are also overseen by the Sustainability Committee of the Board.

A key element of our Sustainable Development Policy is to regularly review our performance and publicly report our progress. This Report is an example of our approach to stakeholder engagement, accountability and transparency. The Report also serves as a public reference, providing a collation of performance data and statements of key issues and related management approaches.

BHP Billiton Sustainable Development Governance

This structure provides the mechanism for employees and contractors to provide feedback and proposals to our senior management.

RISK & AUDIT

COMMITTEE OF THE BOARD

BHP BILLITON BOARD

EXECUTIVE MANAGEMENT*

CUSTOMER SECTOR GROUPS (CSG)

BUSINESS LINE MANAGEMENT

SUSTAINABILITY COMMITTEE

OF THE BOARD

GROUP HSEC

CSG HSEC REPRESENTATIVES

HSEC PERSONNEL

* Authority to manage the business is delegated to the CEO. The CEO on-delegates authority to committees, including the Group Management Committee, and individuals.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 3

Our performance

The table below shows our performance for FY2011 against the FY2007 – FY2012 targets.

■ Not achieved ▶ On track ◀ Behind schedule ◆ No change ▲ Improvement ▼ Deterioration

Target*	Performance			Target date
Zero Harm	**Result**	**Trend****	**Commentary**	
Zero fatalities	■	▲	Two fatalities at our controlled operations	Annual
Zero significant environmental incidents and zero significant community incidents	▶	▲	No significant environmental or community incidents reported	Annual
Health				
All operating sites to finalise baseline health exposure assessments on occupational exposure hazards for physical exposures	▶	◆	Finalised FY2010, target met	30 June 2010
15% reduction in potential employee exposures (but for the use of personal protective equipment) over the occupational exposure limit	◀	▲	Total employees[†] exposed 21,464 (reduction of 7.8% on FY2007 base year)	30 June 2012
30% reduction in the incidence of occupational disease	▶	▲	We are on track to meet the public target with 68 fewer cases than reported in FY2007 (39% reduction)	30 June 2012
Safety				
50% reduction in total recordable injury frequency (TRIF) at sites	◀	▲	The TRIF for FY2011 was 5.0 (32% reduction since FY2007 base year)	30 June 2012
Environment				
Aggregate Group target of 6% reduction in greenhouse gas emissions per unit of production	▶	▲	GHG emissions intensity is 18% lower than FY2006 base year	30 June 2012
Aggregate Group target of a 13% reduction in carbon-based energy per unit of production	▶	▲	Energy intensity is 17% lower than FY2006 base year	30 June 2012
Aggregate Group target of a 10% improvement in the ratio of water recycled/reused to high-quality water consumed	▶	▲	Our water use index is currently tracking at 8% improvement on our FY2007 base year	30 June 2012
Aggregate Group target of a 10% improvement in the land rehabilitation index	◀	◆	There has been a 1% improvement on the FY2007 base year rehabilitation index	30 June 2012
Community				
1% of pre-tax profits to be invested in community programs, including cash, in-kind support and administration, calculated on the average of the previous three years' pre-tax profit	▶	◆	US$195.5 million invested in community programs, including US$30 million deposited into BHP Billiton Sustainable Communities, our UK-based charitable company	Annual

* The baseline year for the target is 1 July 2006 – 30 June 2007, except for Energy Use and Greenhouse Gas Emissions, where it is 1 July 2005 – 30 June 2006.
** Trend compared with previous year.
† Operational assets are the only ones to provide occupational exposure data.

Progress against setting new targets

The current Health, Safety, Environment and Community (HSEC) five-year targets are due to expire in FY2012 and we are establishing our next five-year HSEC targets. In setting these targets, we have undertaken a comprehensive internal process to develop fact-based measurement, supported by appropriate and accurate data.

The new targets will align with BHP Billiton's five-year business planning. The targets will continue to be based around the key areas of health, safety, environment and community. To ensure delivery on these targets, we will be creating annual key performance indicators (KPIs) internally for senior Executives, including the Group Management Committee.

Other key performance data – a snapshot

	EBIT (Underlying Earnings Before Interest and Tax) US$M	Lost Time Injury Frequency	Greenhouse Gases – Total Scope 1 & 2 Mt CO_2-e	Water Use – High-quality Total ML	Occupational Illnesses Number	Average Employees Number	Average Contractors Number
FY2011	31,980	1.1	40.8	152,000	148	40,757	64,548

More detail on our performance is available in the Appendix of this Report.

4 | BHP BILLITON SUSTAINABILITY REPORT 2011

Our focus areas

Identifying our sustainability issues

We identify the sustainability issues included in this Report through our three-step materiality process. Step one of the process includes identifying issues by reviewing our internal risk registers, requests from our shareholders and investors, daily print media coverage and an independent review of issues raised by non-government organisations (NGOs) and global electronic and print media. Step two involves rating the significance of these issues to our stakeholders and the potential impact on our business as low, medium or high.

Our third step is to review the issues and seek feedback. One of the ways we do this is through our Forum on Corporate Responsibility. We also ask our HSEC leaders in each of our Customer Sector Groups (CSGs) to review the issues, assign ratings and advise of any gaps. The issues are provided to the Sustainability Committee of the Board and reviewed throughout the preparation of this Report. Common themes for a number of material issues were grouped together into focus areas for the purpose of this Report.

During the development of our sustainability reporting, we seek feedback from our Report stakeholders including employees and contractors via our internal website, from NGOs as represented by our Forum on Corporate Responsibility, from investors and from the general community through our email enquiry system. Coverage of local-level and regional-level material issues is provided by operations that choose to produce a separate report.



Step 1. Identify a broad range of sustainability issues
Step 2. Prioritise issues based on significance of each issue to our stakeholders and the potential impact on our business
Step 3. Seek feedback and group into common themes for reporting
People
Keeping our people safe and healthy
Employing and developing our people
Environment
Reducing our climate change impacts
Managing our water use
Enhancing biodiversity and land management
Society
Ensuring meaningful engagement with our stakeholders
Understanding and managing our human rights impact
Making a positive contribution to society
Governance
Reporting transparently and behaving ethically
Effectively managing our material risks
Our focus areas in FY2011

Each of these focus areas is discussed on the following pages, with detailed performance data provided in the Appendix.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 5

Keeping our people safe and healthy

We do not compromise our safety values and are committed to leading industry practice in health and safety.

Risk-based safety at Nickel West, Western Australia

We apply uniform expectations for safety outcomes wherever we work in the world and take a risk-based approach to safety.

Why this is a focus area

The best investment we can make in any community is to ensure our people return home safe and well at the end of each day. In the current climate of rapid growth, managing the impacts of that growth on the safety and wellbeing of our people is critical.

Growing safely

Our ability to grow our organisation safely is essential. We are expanding across a number of operations and to support these expansions project hubs were created in Perth, Brisbane, Houston, Santiago and Toronto. The hubs are established using Engineering, Procurement and Construction Management (EPCM) contractors who develop the projects on our behalf and under our oversight. While the EPCM model is not new to BHP Billiton, our rapid growth presents a challenge to the effective management of our health and safety risks. EPCM contractors bring their own individual management and safety approaches to each project and we recognise the importance of understanding and enabling these diverse management systems. We have set minimum performance requirements, including safety standards, which we require our EPCM partners to meet while allowing them to work to their own internal standards. We review each EPCM contractor to check performance and ensure the standards they are using meet or exceed our own.

Key issues

The key health and safety issues faced by the Group in FY2011 were vehicles and mobile equipment interaction, adherence to isolation and permit-to-work procedures and reducing potential occupational health exposures, particularly to carcinogens.

Our fatal risk controls were developed to improve control of specific areas of risk, based on detailed analysis of BHP Billiton’s incident history. Our Group Level Document (GLD) for fatal risk controls articulates the steps to be taken to identify, assess and mitigate seven fatal risks: vehicles and mobile equipment; explosives and blasting; ground control; hazardous materials; isolation and permit-to-work; work at height; and lifting operations.

The risk controls implemented are consistent with Articles 6–12 of International Labour Organization (ILO) Convention 176 – Safety and Health in Mines. We focus on improving our workplaces, using the recognised hierarchy of controls and work practices to minimise the need for personal protective equipment (PPE). Where its use is still necessary, PPE is provided to all employees and contractors.

www.Managing material risks

6 | BHP BILLITON SUSTAINABILITY REPORT 2011

Occupational health exposures

Health risks faced by our people include fatigue, disease and occupational exposure to noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist. Our goal is to control occupational exposures at their source. This goal is supported by a key performance indicator assigned to our Group Management Committee.

Each operation establishes and maintains an 'exposure risk profile' for every employee and contractor and implements appropriate controls. Potential exposures do not take into account the protection afforded by PPE. If the potential exposure exceeds 50 per cent of our occupational exposure limit (OEL), then medical surveillance is mandatory.

Drug and alcohol education programs are conducted, as well as substance abuse testing where necessary. In late 2010, use of a synthetic cannabis drug, Kronic, was identified and testing for this substance became available in May 2011. Risk-based testing for Kronic is now included in our program.

In FY2011, potential carcinogenic exposure was reported by some of our operations as one of their highest health risks, which resulted in a concerted effort to reduce potential carcinogenic exposures to below the OEL. To date, we have seen a 20 per cent reduction in the number of employees potentially exposed to carcinogens above the OEL since FY2009.

Specific programs are successfully being applied at an operational level to reduce the causes of occupational exposures.

www Reducing silica dust exposure

See page 28 for references to fatigue risk.



Reducing personnel exposure in underground mining www

As part of its commitment to the safety of our workers, BHP Billiton's Cannington mine in Queensland, Australia has re-engineered its remote loader capabilities, reducing exposures for underground loader operators.

Serious disease

BHP Billiton operations with a high exposure to serious diseases, such as HIV/AIDS, malaria and tuberculosis, have education, training and counselling programs in place to assist employees. We also offer prevention and risk-control programs to employees and, where appropriate, to employees' families and local communities.

In some communities where we operate; for example, in South Africa and Mozambique, the incidence of HIV/AIDS is among the highest in the world. We accept a responsibility to help manage the impact of the disease and to care for our employees, support the wellbeing and development of our host communities and protect the viability of our operations.

For many years, we have adopted a proactive approach to managing the disease within our workplaces, an approach that draws upon the International Labour Organization (ILO) Code of Practice on HIV/AIDS. This includes conducting education programs, offering voluntary testing and counselling programs under the strictest confidentiality, seeking to achieve appropriate access to medical care for employees and their dependants and reducing hostel-type accommodation for employees, known to be a risk factor for the disease.

We contribute to the operation of dedicated care centres and programs. BHP Billiton sponsors the Ethembeni Care Centre in KwaMbonami, near our aluminium smelter at Richards Bay in South Africa, which provides HIV/AIDS medical and social support to the population of approximately 900,000. In FY2010 and FY2011, we also sponsored an HIV/AIDS education and prevention program targeted at men and boys, called The Big Brother Project, while our Manganese South Africa asset supports the Kotulong Community Centre, near Johannesburg, which cares for terminally ill HIV/AIDS patients and caters for orphaned and vulnerable children affected by the disease.

BHP Billiton also has operations in areas where the potential for exposure to malaria is high. We are reviewing our approach to managing malaria to ensure it supports effective risk control.

Total Recordable Injury Frequency


8.0
6.0
4.0
2.0
0
7.4
5.9
5.6
5.3
5.0
FY2007
FY2008
FY2009
FY2010
FY2011

Lost Time Injury Frequency


2.0
1.5
1.0
0.5
0
1.8
1.7
1.5
1.4
1.1
FY2007
FY2008
FY2009
FY2010
FY2011

Noise-induced Hearing Loss


200
150
100
50
0
158
144
178
149
63
FY2007
FY2008
FY2009
FY2010
FY2011

Other Occupational Illness Cases


100
80
60
40
20
0
17
5
FY2007
FY2008
FY2009
FY2010
FY2011
Other Illnesses
Musculoskeletal
Respiratory Diseases

People
Environment
Society
Governance

BHP BILLITON SUSTAINABILITY REPORT 2011 | 7

Keeping our people safe and healthy continued

Our safety and health performance

The FY2011 total recordable injury frequency (TRIF) performance of 5.0 per million hours worked improved by six per cent compared with FY2010 (5.3) . Although we improved, we will require a substantial reduction in total recordable injuries to meet our five-year target of 3.7 in FY2012. We had two fatalities against our target of zero. In response to the fatal incidents, we focused on improving our approach to: risk-based safety, in particular our fatal risk controls; keeping it simple; leaders verifying control effectiveness; and ensuring competency through training and awareness of all aspects of our existing safety programs.

In FY2011, there were 148 cases of occupational illness, with 43 per cent of these due to noise-induced hearing loss.

The number of cases of musculoskeletal illness has increased significantly since FY2010, to 63 in FY2011. We believe this increase is due to cases previously classified as either not work-related illness or as injuries; cases that are now correctly reported as work-related illnesses. We have increased the focus on identifying and controlling manual handling risks in the affected businesses. For personnel with a work-related illness or injury, case management is mandated.

Establishing measurable goals

We apply uniform expectations for safety outcomes wherever we work in the world and safety rules and definitions that classify incidents are applied equally to our people. In FY2011, we committed to adopt the US Government Occupational Safety and Health Administration (OSHA) guidelines for reporting.

To further improve our performance in controlling occupational health exposures, we test the effectiveness of those controls to ensure they continue to function as designed. Each of our operations regularly records and communicates potential occupational health exposures up to Group level, in accordance with our Health, Safety, Environment and Community Reporting GLD.

In FY2011, we conducted regional workshops to support regular audits that check the implementation of health controls at individual operations. Our Group Safety and Security function also ran a series of regional workshops in FY2011 aimed at educating key members of management and supervision on the expectations of each performance requirement. The workshops also enabled Group Safety and Security to gather feedback on the suitability of the requirements. This feedback confirmed the performance requirements are well positioned and required no material changes.

Security, emergency response and business continuity

Our Asset Protection GLD requires our businesses and operations to have systems in place to identify, manage and effectively respond to foreseeable crises and emergencies, including returning our operations to full function as swiftly and smoothly as possible.

Requirements include:

identifying potential emergency situations and their impacts;

defining response plans, roles and responsibilities;

identifying, maintaining and testing resources to ensure their availability;

training employees, contractors, visitors and external stakeholders;

identifying, documenting, sharing and following-up on lessons learned from emergency response drills.

A crisis or emergency may be an incident, extreme climatic event, disease outbreak, security issue or any other event that poses a significant threat to: the safety or health of employees, contractors, customers or the public; the environment; our reputation; and/or the physical integrity of an asset.

BHP Billiton is a signatory to, and participant in, the Voluntary Principles on Security and Human Rights (see page 21 for more detail).

Utilising new technology to manage heat stress in Ethiopia www

The Danakil Depression Heat Stress Management Plan requires that all people wishing to work on the project in Ethiopia undergo a pre-deployment medical assessment regardless of the work to be undertaken. The medical evaluation identifies people with high risk factors for heat stress.

Everyone joining the project undertakes training to ensure they understand the hazards associated with heat stress and their personal accountabilities under the Heat Stress Management Plan. New workers also undergo a period of acclimatisation to allow them to become accustomed to the conditions.

8 | BHP BILLITON SUSTAINABILITY REPORT 2011

Employing and developing our people

Our strategy is founded on the need for diversification – by commodity, geography and market. To succeed we need a workforce that reflects our values and the communities in which we operate.

Learning and leading at Olympic Dam, South Australia

A key part of being a leader at BHP Billiton is developing the capability of your team, peers and employees.

Why this is a focus area

Finding, employing, developing and retaining skilled people with values that are aligned to ours is crucial to our success. Our business is long term in nature. If we do not safely deliver growth today, then we cannot leave for future generations the legacy we have enjoyed from generations past.

Supporting workforce diversity

At BHP Billiton, we believe that Our Charter value of respect cannot be met if we do not embrace openness, trust, teamwork and diversity.

We are striving to achieve diversity, in all its forms, at all levels of our organisation. Our Board of Directors, for example, is made up of 12 members, who represent seven nationalities. Two members are female, 10 are aged 50 and over and two are aged between

40 and 49 years.

The Group Management Committee (GMC) took active steps in FY2010 to improve the diversity profile of the Group. It oversaw the analysis of the profile of each part of the business to better understand representation by gender, age and nationality. It then required each business group to develop a diversity plan to address shortcomings. Those plans were completed and assessed as part of the annual performance process. Each plan is targeted at addressing the particular issues facing individual business groups and each contains a range of strategies, including targets.

* Senior management consists of organisational levels C and D.

Plans will be tracked and monitored throughout FY2012 and will again form part of the annual performance review process at year-end.

We remain committed to increasing female participation in the Accelerated Leadership Development Program to 40 per cent by the end of FY2012.

During the year, we also reviewed pay equity based on gender across our senior management* population, which revealed a female to male salary ratio of 1.005:1.000. We are satisfied that our process of remunerating employees in this grouping is based on skills, experience and size of role and is not tainted by structural bias on the basis of gender.

Another focus area for us is ensuring that the right gender balance is struck in our graduate intake.

Recognising innovative ideas

Our annual Health, Safety, Environment and Community (HSEC) Awards provide us with a way of recognising the contribution made by our employees to the care of our fellow employees, the community and the environment.

People Environment Society Governance

BHP BILLITON SUSTAINABILITY REPORT 2011 | 9

Employing and developing our people continued

Recruiting, developing and retaining skilled people

We have enhanced the branding of our graduate program to ensure it is an attractive proposition for a more diverse population.

Approach to local employment

Recruitment is managed on a local basis by each Customer Sector Group, Minerals Exploration, Marketing and the Group Functions. Mandatory Group-wide performance requirements contained in our Group Level Documents (GLDs) stipulate recruitment standards and ensure candidates possess the appropriate skills, experiences, capability and values.

In FY2011, there were local employment policies in place at the asset level. Fifty-eight per cent of our workforce and 27 per cent of management* were drawn from the local** community. The remote locations within which we operate and the limited numbers of appropriately skilled employees can result in the need for operations to employ staff who work on-site, but reside outside the community; generally known as fly in, fly out staff. A workforce of this kind can create challenges and opportunities and we continue to address the impact on our people, as well as local community concerns, so that together we can identify ways in which our operations can make a positive and meaningful impact.

Coaching the local football team in Newman, Western Australia, is an example of how we are creating leaders within our business as well as within the community.

Fostering mutually beneficial employee relations Relationships with all our stakeholders, including our employees, are built on trust, which we regard as a key aspect of Our Charter value of respect.

The breadth and geographic diversity of BHP Billiton means we have a mix of collective and individually regulated employment arrangements. We recognise the right of our employees to freely associate and to bargain collectively, where they choose to do so, with this right not at risk. In FY2011, 53 per cent of our global workforce was covered by collective arrangements. We work closely with contracting companies to encourage them to ensure that their employee relations are governed in a manner consistent with Our Charter.

We manage significant organisational change at the local level and consult with our employees about changes that affect them, seeking input and guidance where possible. We are committed to complying with applicable legislative requirements across the myriad jurisdictions in which we work.

In FY2011, there was one labour strike in one of our operations in South Africa of more than one week’s duration. In line with our employee relations approach, we believe that ensuring our employees are directly engaged with the business and aligned with business goals is the most effective way of avoiding any form of industrial action.

Management includes GMC members, senior leaders and managers.

Local community is defined at the operational level and varies as a result of local terms and conditions, but generally relates to the employee’s place or region of birth relative to the location of the operation.

10 | BHP BILLITON SUSTAINABILITY REPORT 2011

Under Australian law, employees are entitled to take industrial action on the expiry of applicable industrial agreements, which is protected from challenge. Given this legislative exposure to potential industrial action, we develop comprehensive contingency plans to ensure that our operations experience as little disruption as possible. In instances where we do encounter industrial disruption, our aim is to minimise the impact on our customers in line with our commitment to shareholders and, above all, to avoid compromising the safety of our employees and contractors.

Developing our employees

We are committed to developing the skills and capabilities of our workforce through regular performance reviews combined with training and development programs. In FY2011, a formal performance review process was undertaken for all applicable employees, which comprised 71 per cent of the employee population. Due to the structure and provisions of some industrial agreements, not all employees participate in individual performance reviews.

In FY2011, each employee received an average of 62 hours of training. Training and development programs are designed and implemented at the local operational level to support local requirements. BHP Billiton operations include health and safety training and training on Our Charter and the Code of Business Conduct as part of the mandatory induction process for all employees and permanent contractors.

Our practices and processes are designed to ensure performance is measured on fact-based outcomes and to reward people for their achievements. We seek to ensure strong internal candidate representation for roles, supplemented with external recruitment where necessary. Our internal development programs are therefore the key to succession.

Investing in graduate development

Our two-year Foundations for Graduates Program has been recognised as a leader in the field and has been designed specifically for graduates from tertiary institutions. Our aim is for our graduates to build a long and successful career with BHP Billiton. Each year, we recruit approximately 400 graduates in meaningful business roles, who each have the opportunity to work across teams, businesses and geographic regions.

The program is facilitated by business schools in Australia, Chile and South Africa. It is designed to move graduates seamlessly from study to work by complementing site-based technical development with a combination of classroom-based and virtual learning experiences, providing a unique insight into our business. Graduates develop their decision-making and communication skills, access Executive coaching, take part in intensive residential programs and gain on-the-job experience analysing and solving real business issues.

Graduates are recruited from a variety of disciplines. On recent estimates, approximately 30 per cent of our graduates are female and approximately 70 per cent male, a disparity we are addressing through our diversity objectives.

Encouraging female students to become engineers

As a key part of meeting our objectives to develop careers and a pipeline of talented employees, BHP Billiton has supported a South African program that aims to attract, retain and develop women engineers, for the past three years. The GirlEng program uses peer mentors, who are final year engineering students and engineers working at BHP Billiton, to inspire high school students and encourage them to study engineering. The program also aims to pair aspirant engineering students with sponsors who can fund their studies.

BHP Billiton has hired three graduates who are former mentors and there are also currently 10 BHP Billiton sponsors involved in the GirlEng program.

Employees by Geographic Region Contractors Engaged at our Owned and Operated Assets by Region

Australasia 40% Australasia 46%

Africa 25% South America 24%

South America 24% Africa 23%

North America 8% North America 3%

Asia 2% Asia 3%

Europe 1% Europe <1%

People

Environment

Society

Governance

BHP BILLITON SUSTAINABILITY REPORT 2011 | 11

Reducing our climate change impacts

As a global organisation operating in an energy intensive industry, we are committed to manage the risks associated with climate change.

Supporting energy efficiency at Nickel West, Kwinana, Australia

Reducing the temperatures required to produce steam has reduced energy use at Nickel West. This is part of our US$300 million commitment to support the implementation of energy efficiency and low GHG emission technologies.

Why this is a focus area

We recognise that we have a social and economic responsibility to constructively engage on climate change issues. By understanding the risks and opportunities around climate change, and how these affect our organisation, we believe we can reduce our own impact on the environment and make a positive international contribution to the issue.

The potential impacts to our organisation

Our energy-intensive operations and fossil fuel products are exposed to potential financial risks from regulations to control greenhouse gas (GHG) emissions. In the medium and long term, we are likely to see changes in the profit margins of our GHG-intensive assets as a result of regulatory impacts in the countries where we operate. These regulatory mechanisms may impact our operations directly or indirectly via our customers. Inconsistency of regulations, particularly between developed and developing countries, may also affect the investment attractiveness of assets in different jurisdictions.

Potential physical impacts of climate change include more extreme weather events. These present risks to our personnel, as well as a loss of business continuity, production interruption and damaged or lost facilities. Sea level changes may also impact access to ports, a significant issue for many of our assets. Changes in rainfall are particularly relevant to the mining industry, where water is a critical resource. These changes vary regionally and may involve extended drought or increased flooding.

A discussion of regulatory, physical and other risks and opportunities of climate change is included in the Appendix.

Engaging in policy development

While energy is a significant input in a number of the Group’s mining and processing operations, we recognise the global imperative of minimising carbon-based energy consumption.

BHP Billiton believes that the mainstream science of climate change is correct; human activities are having a negative impact on our climate and this poses risks to our social and economic wellbeing. While uncertainty remains, there is enough evidence to warrant action in a way that does not damage the economy.

We believe that a global solution to climate change, which includes a carbon price of some form, is likely, but also some time away. Until then, nations around the world are likely to continue to accelerate their domestic emissions reduction and establish low-carbon emissions economies, balancing their needs to ensure a reliable energy supply and to sustain economic growth.

A low-carbon emissions power sector could become a source of long-term competitive advantage for countries in a world where carbon emissions will be constrained. BHP Billiton is committed to contributing to the public debate on climate change, including sharing our knowledge and experience, but we recognise that it is for government and society as a whole to decide which direction to take.

12 | BHP BILLITON SUSTAINABILITY REPORT 2011

People
Environment
Society
Governance

We take an active role in climate change policy development in the key regions where we operate and market our products. We analyse and compare the various policy options by evaluating the degree to which they meet a defined set of principles: clear price signal; revenue neutral; trade friendly; broad-based, predictable and gradual; simple and effective. See Our Sustainability Framework on page 42.

We have actively engaged with the Australian Government as it develops its climate change policy response. In addition to recommending a policy approach that is consistent with our principles, we propose that an effective strategy for minimising Australia's exposure to a future global carbon price includes avoiding the construction of new long-life, carbon emissions-intensive assets where affordable low-carbon alternatives are available, especially in the power and building sectors.

Reducing energy and GHG emissions

BHP Billiton continues to strive for significant reductions in energy consumption and GHG emissions, in line with and above our FY2012 targets. In FY2011, both carbon-based energy intensity and GHG emissions intensity were lower than the FY2006 baseline, by 17 per cent and 18 per cent respectively against a target of 13 per cent and six per cent. This was primarily driven by the agreement to use hydroelectric power at the Mozal aluminium smelter, in Mozambique, which now provides more than 98 per cent of the smelter's electricity needs.

Within Australia, in compliance with the national *Energy Efficiency Opportunities (EEO) Act 2006*, we also implemented a number of energy efficiency measures. One example is at our Mt Whaleback iron ore mine in Western Australia, which now operates loaded trucks uphill in second gear instead of first gear. This has reduced truck operating hours and fuel use, which may equate to a saving of approximately 81 terajoules of energy per year. The results of our participation in the EEO program will be available in December 2011.

We continue to track progress against our US$300 million commitment to support the implementation of energy efficiency and low GHG emission technologies. To date, we have exceeded our commitment, with US$325 million worth of projects in implementation stages.


A132

Programmable logic controllers help operators maintain optimum levels of alumina and terminate anode effects in cells at the Mozal aluminium smelter in Mozambique. This reduces emission of perfluorocarbon compounds, which are powerful greenhouse gases.

Future GHG emissions abatement cost curves

In FY2011, our highest GHG-emitting operations worked to develop GHG emissions abatement cost curves. This work allows our assets to identify opportunities to save GHG emissions.

Energy sourcing and use

We are working on several fuel-related improvements focused on reducing our consumption of energy and carbon emissions footprint. One project examined our pipework, tanks and surrounding work areas to improve the cleanliness of transferred fuel products and ultimately reduce diesel particulate emissions and lower our fuel consumption. The Illawarra Coal asset in Australia established a testing program to identify which diesel fuel product, used to power underground mine activities, will result in the lowest particulate emissions.

We recognise that the need to control carbon dioxide emissions has substantial implications for the use of thermal coal as an energy source. In March 2011, we made a significant investment in natural gas by acquiring all of Chesapeake Energy Corporation's interests in the US Fayetteville Shale onshore natural gas resource. Our strategy is to invest in natural gas as one of the cleanest burning, lowest carbon dioxide intensity fossil fuels. We recognise that community concern exists over the extraction process, which involves 'hydraulic fracturing', and the possibility of groundwater contamination in certain situations. Our shale gas operations will be conducted to the same standards as all other BHP Billiton Petroleum operations, with the same goal of protecting the health and safety of our people, the environment and our communities.

www Using hydraulic fracturing to produce unconventional natural gas

Energy Use – Total


350
300
250
200
150
100
50
0
Petajoules (PJ)
296
306
309
284
286
FY2007
FY2008
FY2009
FY2010
FY2011

Energy Use by Source


Electricity 41%
Distillate/Gasoline 22%
Coal and Coke 18%
Natural Gas 16%
Other 3%
Fuel and Process Oil <1%

Greenhouse Gas Emissions by Source [1]


Electricity 51%
Fugitive Emissions 19%
Coal and Coke 13%
Distillate and Fuel Oil 11%
Natural Gas 6%
Other Sources <1%
LPG <1%

Greenhouse Gas Emissions [1]


60,000
50,000
40,000
30,000
20,000
10,000
0
kilotonnes CO2-e
21,000
19,800
FY2007
FY2008
FY2009
FY2010
FY2011
Scope 2 (2)
Scope 1 (3)

[1] Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.
[2] Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by controlled operations.
[3] Scope 1 refers to direct GHG emissions from controlled operations.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 13

Managing our water use

We have a large global footprint and we take the responsibility of managing our environmental impact very seriously.

Managing water use for global operations

Water scarcity is an ongoing issue for our sites in arid, remote environments such as the Atacama Desert in South America. In other regions, flooding can devastate communities.

Why this is a focus area

Water is an essential resource for all of our operations and production can be impacted by both the quality and quantity of water available. More importantly, the communities within which we operate rely on having access to clean, safe drinking water. This is critical to sustaining local health, industry and a sound environment.

Water management as a global issue

The mining and minerals processing industry uses a wide variety of water sources for a range of purposes. As with greenhouse gas (GHG) emissions, water management is an issue that extends beyond BHP Billiton boundaries. Water risks also vary from region to region and therefore cannot be addressed through a ‘one-size-fits-all’ solution, which makes managing our water use a consistently complex and critical task.

Water has social, cultural, environmental and economic value at a local, regional, national and international level and is therefore critical to maintaining a ‘social licence to operate’. We support the priority considerations of strategic water planning, improving operational performance through effective water management, identifying conservation opportunities and promoting industry projects.

Addressing the issue

Water stress is defined as a ‘situation of actual or potential adverse impact on water availability for potable, agricultural, environmental or cultural needs’. In FY2011, we intensified our focus on addressing water stress and quality, which will allow us to reduce our use of water that is most likely to compete with human or environmental needs.

Our material sites are those where high-quality water use exceeds, or is anticipated to exceed, 3,000 megalitres per annum for an operation or project, or where water management may be a material risk issue.

By developing water reduction cost curves at our most material sites, we identified opportunities including water substitution and water stewardship, both of which lend themselves readily to our expanded focus on high-quality water and alleviating water stress.

By 30 June 2012, BHP Billiton controlled assets with material high-quality water use or material water risks will establish targets to reduce impacts on water resources in the regions where they operate.

14 | BHP BILLITON SUSTAINABILITY REPORT 2011

Managing water within our operations

In accordance with our Environment Group Level Document (GLD), we are implementing water management plans at all our operations, including controls to mitigate the impacts of water use and discharge. It is expected that these controls are monitored and reviewed to verify their effectiveness. Additional controls are expected to be implemented at our material sites.

In recognition that water is a critical input for our mining, smelting, refining and petroleum businesses, we continue to identify opportunities for water reuse or recycling, efficient use and responsible wastewater disposal. Our water use index – the ratio of water recycled to high-quality water consumed – is tracking at eight per cent improvement since the baseline year (FY2007).

The Olympic Dam operation in South Australia has achieved reductions in the use of groundwater from the Great Artesian Basin, a large groundwater aquifer. Actions included research, implementing several water conservation and recycling measures and conducting an awareness and education program among employees and the community.

www Olympic Dam and the sustainability of the Great Artesian Basin

A major challenge for our Olympic Dam operation is to ensure it has a reliable long-term water supply. If the operation is expanded, the operation’s demand for water will also substantially increase. Significant design effort has been undertaken to minimise the impact of this future demand, including the proposed construction of a seawater desalination plant to provide the site with high-quality water.

Developing new water accounting standards

Unlike the more developed accounting approach to GHG emissions, there is not yet an internationally consistent approach to water accounting, which adds to the complexity of finding solutions to address water quantity and quality concerns. We are working with the Minerals Council of Australia to develop the Water Accounting Framework, an industry-wide approach to water reporting and accounting. The framework seeks to establish a nationally consistent water accounting and reporting framework for the minerals industry, which will lead to improved data transparency and water management.

A BHP Billiton program in Pakistan provides a supply of drinking water to local communities.

The International Council on Mining and Metals is also planning to pilot the initiative to assess its broader application across the international metals and mining industry.

BHP Billiton chose to participate in the inaugural CDP Water Disclosure Project in FY2010. An initiative of the Carbon Disclosure Project, the CDP Water Disclosure Project seeks to provide water-related data from the world’s largest corporations to the investor community. The goal is to help participating companies further understand their water use and water risks. It is also intended to give business leaders greater insight into the corporate risks associated with water and ways in which these risks are being addressed.

Managing wastewater and related waste

Mining operations produce large quantities of mineral waste that may include waste rock, tailings and slag, which need to be effectively managed to control potential environmental impacts. Our operations have waste management plans to minimise the waste generated and mitigate its impact, in accordance with the Environment GLD, which also stipulates that operations monitor transport and disposal of waste to ensure regulatory requirements are met throughout the waste cycle.

Tailings dams are also assessed to manage the risk of failure. Tailings dams are typically unlined and are designed and operated to well-established engineering standards. Mineral wastes are analysed for physical and geochemical characteristics to identify potential impacts arising from erosion, acid rock drainage, salinity, radioactivity and metal leaching.

People

Environment

Society

Governance

High-quality Water Use by Source

Megalitres (ML)

180,000

160,000

140,000

120,000

100,000

80,000

60,000

40,000

20,000

0

FY2007

FY2008

FY2009

FY2010

143,000

FY2011

9,330

Water Use – High-quality

Manufactured

Water Use – High-quality

from Environment

Water Use by Classification

Recycled 44%

High-quality 38%

Low-quality 18%

BHP BILLITON SUSTAINABILITY REPORT 2011 | 15

Enhancing biodiversity and land management

We enhance biodiversity protection by assessing and considering ecological values and land-use aspects in investment, operational and closure activities.

Rehabilitating land in New Mexico, US

BHP Billiton New Mexico Coal developed a rehabilitation program that restores the landscape to natural landforms and re-establishes a productive cover of native vegetation.

Why this is a focus area

Securing access to land and managing it effectively are essential components of our commitment to operate in a responsible manner. We fully appreciate the importance of protecting biodiversity and we also recognise the increasing competition for land and the challenge this presents to all land users.

Our approach to biodiversity and land management

We take a holistic approach to managing land and biodiversity, which means we assess and manage the potential impacts of our operations throughout their life cycle, across social, environmental and economic spheres. We have minimum requirements of all BHP Billiton operations that include adhering to a formal hierarchy process that begins with avoiding disturbance, followed by mitigating negative impacts, rehabilitating the environment and undertaking compensatory actions.

We recognise that effective land management is about optimising all land uses within a given region, whether they are for the provision of mining, industrial, agricultural or environmental services. Obtaining community support is most challenging when there is strong competition for the use of the land, such as a competition between resource development and agriculture. Our experiences with the Caroona Coal Project in NSW, Australia, highlight the community’s concerns in this area.

www Caroona Coal Project community update

Over the years, we have made a number of commitments with regard to protected areas and threatened species (see Our Sustainability Framework in the Appendix). In addition, our operations have land management plans, in accordance with the Environment Group Level Document (GLD), that include baseline and impact assessments, implementation of controls to mitigate impacts on biodiversity and other ecosystem services, and monitoring programs to ensure the controls are effective.

Contributing to conservation

Biodiversity, and the ecosystem services it provides, is being lost at an accelerated rate due to human activities. In recognition of this, Conservation International and BHP Billiton from July 2011 embarked on a five-year alliance to deliver significant and lasting benefits to the environment by preserving land of high conservation value in key regions where BHP Billiton operates. This outcome will be achieved in collaboration with local partners.

In addition, Conservation International will provide technical and professional expertise to BHP Billiton aimed at contributing to improved approaches to land management across our Group.

The conservation projects we will pursue will be in addition to land management actions undertaken at our own sites, such as minimising land disturbance, rehabilitation and compensatory actions for residual impacts. They will aim to broaden our environmental activities, to improve land conservation in a way that is more substantial than we can achieve within our sites alone.

16 | BHP BILLITON SUSTAINABILITY REPORT 2011

Total Conservation, Rehabilitated and Disturbed Land

Hectares (Ha)

250,000

200,000

150,000

100,000

50,000

0

FY2007

FY2008

FY2009

FY2010

FY2011

129,000

41,900

25,100

Disturbed Land

Conservation Land

Rehabilitated Land

Managing land rehabilitation and mine closures

Our Sustainability Framework outlines the key Health, Safety, Environment and Community (HSEC) performance requirements that are incorporated into the planning of development projects, through operation and into closure. Significant projects are governed by the performance requirements of our project management GLDs. HSEC risks, legislated obligations and stakeholder requirements are important inputs to the project planning and execution process.

Once in operation, our assets undertake annual life of asset planning, a process that incorporates all aspects of the business. In FY2011, detailed closure planning requirements were integrated into the Directional Planning GLD, with each asset required to develop a closure plan as part of their life of asset plan. In addition, a new audit process was implemented focusing on closure planning, cost estimation and closure valuation at operating assets.

We are responsible for a number of legacy operations that are in various stages of decommissioning, rehabilitation or post-closure care and maintenance. The HSEC audit program covers the activities of these closed operations. Closure plans provide the basis for estimating the financial costs of closure and the associated accounting closure and rehabilitation provisions. Information on our closure provisions can be found in note 18 of the Financial Statements in our Annual Report.

Managing our responsibilities

Our approach to land compensation is undertaken on a case-by-case basis. We first consider what land we need. We then look at our possible impacts on that land, both short term and long term, the present and past use of the land and the effects that our use may have on biodiversity and the associated ecosystem services, as well as existing land owners and occupiers.

We implement compensatory activities where residual impacts exceed the acceptable level of impact to biodiversity, land use, watersheds and/or water sources.

When financial compensation is appropriate, we take into account relevant legislative requirements, industry practices, standards or norms that may exist within a country or region and any special circumstances that may apply. In some countries and regions, legislation prescribes who is to be paid land compensation, the amount, what it is for and how it is to be calculated. In other places, compensation may be by negotiation with the affected parties.

Our preference is to have a substantial portion of any compensation payments dedicated to sustainable socio-economic projects or programs that will leave tangible and long-term benefits for the community or people receiving the compensation. We also endeavour to ensure that benefits are provided to as many people as possible who may be entitled to them. Where substantial sums of money are involved, we work to put in place appropriate governance structures so that these monies are managed in a responsible, transparent and accountable manner.

Land Owned, Managed or Leased FY2011

Designated Protected Areas

Australia hectares 52,200

Chile hectares 269,000

High Biodiversity Value Areas

Terrestrial Ecosystem

Australia hectares 22,600

Canada hectares 266,000

South Africa hectares 300

Freshwater Ecosystem

Chile hectares 24,100

South Africa hectares 1,550

Delivering a cleaner Hunter River www

Our commitment to responsible land management includes mitigating potential biodiversity impacts from operations and conducting land remediation where required. The Hunter River in New South Wales, Australia, is the focus of the largest remediation project of its kind undertaken in Australia to clean up contaminated river sediment affected by operations of the former Newcastle Steelworks, which operated for 84 years from 1915.

Part of the project involves constructing and populating new habitat areas and implementing a concurrent monitoring and research program for the endangered green and gold bell frog. The required compensatory habitat area for this species was reduced by approximately 85 per cent compared with the original plan, through innovative design of the remediation project’s landfill facility, which conserved the majority of local breeding habitat and mangrove areas.

People

Environment

Society

Governance

BHP BILLITON SUSTAINABILITY REPORT 2011 | 17

Ensuring meaningful engagement with our stakeholders

We engage regularly, openly and honestly with our host governments and people affected by our operations and take their views and concerns into account in our decision-making.

BMA Blackwater mine in Queensland, Australia, supports the Indigenous Women’s Leadership Group

Our aim is to develop and sustain meaningful and trusting relationships with people impacted by, and interested in, our business.

Why this is a focus area

Engaging openly with our host communities, governments and other key stakeholders is critical if we are to make a positive contribution to the lives of people who live near our operations and to society more broadly. Only through meaningful engagement are we able to understand and address potential impacts and concerns about our projects and operations and create opportunities that are aligned with the interests of the affected people.

Our stakeholders

BHP Billiton defines stakeholders as those who are potentially impacted by our operations, or who have an interest in what we do, or who have an influence over what we do. Our key stakeholders include: the investment community; shareholders; customers; media; business partners; employees and contractors; local and Indigenous communities; industry associations; suppliers; governments and regulators; non-government organisations (NGOs); and labour unions.

Our sustainability reporting stakeholders are defined on page 5 and our broader stakeholders are detailed on page 36.

Systems to ensure dialogue is regular, ongoing and effective

We seek to build trust with stakeholders at the earliest possible stage of a project’s life. Our Community Group Level Document (GLD) stipulates that our operations implement a stakeholder engagement management plan, which is to be in place from a project’s exploration phase. The plans identify stakeholders, describe their interests and relationships and contain a range of culturally appropriate engagement activities to encourage open communication.

Engagement activities vary from monthly meetings to open public forums, with topics ranging from town amenity and housing to impacts of growth and expansion projects, contractor management, security, cultural issues and social development. Our responses to concerns or complaints are recorded, as are any commitments we may make.

Operations measure the effectiveness of their stakeholder engagement by conducting community perception surveys in their communities, which, since FY2010, have become mandatory every three years. These surveys provide a valuable external perspective of the quality of our engagement and whether our stakeholders believe we are doing what we say we will do. During FY2011, 14 operations undertook community perception surveys.

18 | BHP BILLITON SUSTAINABILITY REPORT 2011

People
Environment
Society
Governance

Examples of formal consultative groups that are operated by our businesses include:

Business	Country	Consultation	Frequency of meeting
EKATI Diamond Mine	Canada	Indigenous Community	Quarterly
Pinto Valley Closed Sites	US	Special Interest Group	Monthly
Nickel West Kwinana Refinery	Australia	Local Government	Quarterly
Trinidad and Tobago Production Unit	Trinidad and Tobago	Local NGOs	Monthly
Khutala Colliery	South Africa	Local Community	Quarterly

Resolving complaints

Our operations are currently implementing local-level processes to facilitate resolution of complaints and grievances, as required by our Community GLD. As part of this process, all complaints and grievances are required to be acknowledged, documented and investigated. Appropriate remedial actions are undertaken where a complaint is legitimate, complainants are promptly advised of the remedial action and outcomes are documented. More robust processes are to be established in countries with high levels of corruption or conflict.

In FY2011, the highest number of complaints across the Group was registered at the Mt Arthur Coal operation, in NSW, Australia. Through its community enquiries line, the mine recorded 77 complaints from 31 near neighbours and residents predominantly about noise, dust and blasting operations. With four other mines operating around Muswellbrook, blasting, noise and the cumulative impacts of multiple mines will continue to present the greatest challenges in the future.

Mt Arthur Coal management is proactively addressing noise and dust issues by trialling electronically timed blasts to minimise ground vibration in sensitive areas, aerial seeding to minimise the amount of windblown dust and ongoing monitoring and maintenance of noise attenuation equipment on machinery.

The Sustainable Communities Project is a collaboration with more than 900 local participants to better understand the cumulative impacts of mining in the Hunter Valley and opportunities for Mt Arthur Coal and the industry to mitigate impacts.

We continue to learn from our experience

Our history contains both positive and challenging examples of community engagement. We continue to learn from those experiences and to build the capacity of people within our community teams to improve outcomes for our stakeholders.

Our aim is to develop and sustain meaningful and trusting relationships with people impacted by and interested in our business.

There were no reported community resettlements at BHP Billiton controlled operations during FY2011.

Engaging with NGOs through the Forum on Corporate Responsibility

In FY2011, our Forum on Corporate Responsibility comprised five members of our Group Management Committee and 11 leaders from NGOs, who represent current views on environment, socio-economic, geopolitical and ethical issues. The NGO members have extensive experience in regions where we have business interests, including Chile, Colombia, west Africa, Australia and the United Kingdom. The Chief Executive Officer of BHP Billiton chairs the meetings, which were held twice during FY2011.

While the Group is not bound by the advice of the Forum and the Forum does not necessarily endorse the Group's decisions, the meeting discussions are robust and give our executives an insight into society's current priorities and a chance to understand and debate issues from a range of viewpoints.

Established in 1999, the Forum allows for and encourages open discussion on sustainability issues.

Issues discussed by the Forum in FY2011 included: proposed changes in external regulations; standards and policies such as free, prior and informed consent; revenue transparency; carbon-related issues; the development of the Group's new public targets; strategic discussions on topics such as the Group's role in the world's future energy challenges; and how we can best contribute to the development of communities and, more broadly, to society.



Successfully responding to community concerns about noise www

Our Boddington Bauxite Mine in Western Australia is spread over 25 kilometres, with peripheral pits close to residential properties. The development of these pits has led to concerns about noise from mining activities, especially at night.

After consulting with neighbours, the preferred strategy to minimise noise disturbance involved creating a network of intermediate run-of-mine stockpiles set in areas where noise was less likely to carry to residents. Day shift operations would mine the pits close to residential properties and build up the intermediate stockpiles. Night shift operations were limited to hauling from these stockpiles to the crusher. Near neighbours have acknowledged the strategy has made a difference to noise disturbance.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 19

Ensuring meaningful engagement with our stakeholders continued

Engaging early in the project life cycle on customary rights

At a very early stage in a project, before any substantive work is carried out on the ground, we seek to identify any landowners, occupiers and users who may be affected by the project's activities.

Where land may be used for customary purposes and there may be no formal titles issued, this information is sought from relevant government authorities with responsibilities for customary land uses and any Indigenous peoples' representative organisations, such as land and tribal councils. Further enquiries are also made directly with the people in the area. Specific surveys are commissioned to identify the customary owners and how the land is being used. Depending on circumstances, these surveys are likely to occur at the exploration stage.

Knowing who owns and uses the land is critical to an effective community consultation and engagement program. It helps to ensure that affected people are fully aware of the project and that they have an opportunity to express their concerns and aspirations. Arising from this engagement, the work plan may be amended to reduce potential impacts on landowners and users. Ongoing informal discussions occurred in Yeelirrie, Western Australia, with traditional owners and other Aboriginal groups throughout FY2011, culminating in a positive meeting convened by Central Desert Native Title Services in Leinster in March 2011. At this meeting, it was agreed that further engagement would continue between BHP Billiton and the traditional owners group. There were no significant incidents involving cultural heritage sites at our operations during FY2011.

Country	No. of operations located in or adjacent to Indigenous peoples' territories	No. of operations with formal agreements with Indigenous communities
Australia	22	12
Canada	2	1
US	2	0
Chile	1	0

While no controlled operations reported any significant disputes relating to land use or customary rights, we continue to work with the community and interested parties regarding the Caroona Exploration License Area.

BHP Billiton does not have any operations with significant artisanal and small-scale mining taking place on, or adjacent to, the operation.



Knowing who owns the land is critical to effective engagement. As with our exploration activities in Ethiopia, we seek to engage very early regarding land use and who may be affected.

Committed to broad-based community support

BHP Billiton requires that any new greenfield project or significant expansion project, such as the proposed Olympic Dam expansion in South Australia, obtains broad-based community support – defined as support from the majority of stakeholders – before proceeding. Broad-based community support is distinct from achieving free prior and informed consent (FPIC), which we seek when it is mandated and defined by law. We are aware that the International Finance Corporation has incorporated a requirement for FPIC in its performance standards.

While our businesses actively engage with local landholders, there are some challenges for us as a resource company in relation to FPIC. Some of these include:

- mineral rights are typically vested in the state and our host governments may wish to retain the right to determine if and when resources are developed for the benefit of all citizens;
- traditional decision-making processes are highly variable and may not be deemed appropriate by all parties with an interest in the issue;
- conflicting claims of ownership over Indigenous lands can be exacerbated by major resource developments;
- there is a suggestion that FPIC could be applied at each stage of a resource development, which would create uncertainty for long-term investments;
- FPIC could present ethical challenges as it may appear to confer a special set of rights on a group of people who have been born into a particular class.

We are working with the International Council on Mining and Metals (ICMM) to help develop guidelines for ICMM members that address some of the issues arising from the FPIC provisions in the International Finance Corporation standards.



Developing the Olympic Dam Environmental Impact Statement (EIS) www

Stakeholder engagement has formed a key component in our design and progression of the proposed Olympic Dam expansion, which has a geographic and social footprint extending from Darwin in Australia's Northern Territory to Adelaide in South Australia and may impact a large number of stakeholders.

The expansion involves developing a new open-pit mine, which will produce uranium, copper, gold and silver. The process to develop an EIS included holding face-to-face discussions with more than 8,000 stakeholders, ranging from government to industry, community stakeholders and the general public. As a result of the process, we have proposed a range of project changes including altering the installation method for the desalination plant outfall pipe; committing to using 100 per cent renewable energy in operating the desalination plant and associated pumping; and realigning the access corridor.

20 | BHP BILLITON SUSTAINABILITY REPORT 2011

Understanding and managing our human rights impact

We respect and promote fundamental human rights and the value of cultural heritage.

Why this is a focus area

We are committed to operating in accordance with the United Nations Universal Declaration of Human Rights and the Global Compact. The BHP Billiton Code of Business Conduct and Our BHP Billiton Charter values, in conjunction with policies and standards that accord with international laws and regulations and strong leadership, support this commitment. We have a responsibility to understand our potential impacts on human rights and to mitigate or eliminate them.

Our human rights due diligence process

As part of our human rights due diligence process, we require all operations to identify and document key potential human rights risks by completing a human rights impact assessment. The process includes a review of policies, procedures, practice and performance. Stakeholder participation forms an important part of the process and the assessments are validated by a human rights specialist. Material risks are then managed through action plans, which require employees and contractors to receive human rights training.

In an effort to increase the focus on human rights due diligence in FY2011, completion of the assessments was included as a key performance indicator for the Group Management Committee. This indicator forms part of a balanced scorecard used to determine performance incentive payments to management and employees.

Within our 35 assets, operations and projects, 94 per cent completed their assessments in FY2011. Many businesses, including our Iron Ore operation in Western Australia, reported that the exercise helped employees and other key stakeholders to understand that human rights aspects are not separate, but integrated into much of what we do. Themes familiar to employees, such as workplace health and safety, conditions of work, discrimination, housing and accommodation and security, assisted in making the human rights concepts more accessible.

As part of the BHP Billiton Health, Safety, Environment and Community (HSEC) audit process, two system findings (no actual impact) were reported during the year against our human rights performance requirements at one of our joint venture monitored assets. Non-controlled assets are not obliged to operate according to BHP Billiton standards; however, we encourage these assets to participate in the audit process to determine the alignment between our standards and their own. Where there are gaps, we assist our joint venture partners to manage and resolve those issues. The local management has addressed these issues.

BHP Billiton believes we have not violated the rights outlined in the United Nations Universal Declaration of Human Rights during FY2011.

Security forces and human rights

Our Asset Protection Group Level Document (GLD) requires that all our operations have in place preventative controls and a security management plan to address any potential security risks to BHP Billiton personnel and property.

The Voluntary Principles (VPs) on Security and Human Rights require organisations to act in a manner consistent with the laws of the local country while promoting the observance of applicable international law enforcement principles. The VPs acknowledge that security and respect for human rights can and should be consistent. As a signatory to and participant in the VPs, we take into account these expectations when developing in-country security plans.

To protect our people and our assets, we employ public and private security agencies. Regardless of their location, we stipulate that these agencies comply with the requirements and intent of the VPs.

Security and country risk

The nature of our business and our global footprint often see our people working in countries where there is potential exposure to personal and business risk. We require each country to be assessed for the degree of risk associated with visiting, exploring and operating, with appropriate plans in place to mitigate identified risks.

Occasionally, it is necessary to provide armed security protection for the safety of our personnel. Firearms are only to be deployed under a set of approved rules of engagement where it is necessary to protect a human life, for stewardship requirements (such as injured livestock management) or as a means of last resort when threatened by dangerous wildlife.

Criteria for use of firearms and rules of engagement must comply with the International Association of Oil and Gas Producers – ‘Firearms and the use of force’ guidance (Report number 320, Revision 2).

Conflict resolution

training of subcontractors

at our Guinea Alumina

Corporation (33 per cent

owned), in west Africa.

People

Environment

Society

Governance

BHP BILLITON SUSTAINABILITY REPORT 2011 21

Making a positive contribution to society

We develop partnerships that foster the sustainable development of our host communities, enhance socio-economic benefits from our operations and contribute to poverty alleviation.

Why this is a focus area

As a large organisation, we have an economic and social responsibility to make a positive contribution to the communities, regions and countries where we operate.

Our broad socio-economic contribution

At a global level, we are active participants in industry and sustainable development forums such as the International Council on Mining and Metals (ICMM) and we are members of the World Business Council for Sustainable Development (WBCSD). Our aim is to advocate continual improvement of standards and performance across our sector.

We actively seek to understand our socio-economic impact on local communities and host regions through our participation in the ICMM's multi-stakeholder Resource Endowment initiative (REi). The initiative aims to enhance the mining industry's socio-economic contribution to the countries and communities where organisations such as BHP Billiton operate, by better understanding the factors that either inhibit or promote social and economic development linked to large-scale mining projects.

We engage with governments on a range of policy issues and also play a role in advocating transparent and ethical governance, through our own actions and in discussion with opinion leaders.

Nationally and regionally, we contribute taxes and royalties to governments that, in turn, provide infrastructure and services to their constituents and we often develop infrastructure ourselves that provides community, as well as business, benefits. Examples include airports, roads, community childcare centres and medical clinics.

Training and employing local people is important to us; however, our ability to have a significant impact on unemployment is limited by the nature of our operations, which are highly technical and mechanised. We make a broader economic contribution via indirect employment, where we focus on building the capacity of local businesses to provide us with a diverse range of services and products.

We also invest in community projects that are aimed at having long-lasting, positive impacts on people's quality of life. This includes implementing new, and supporting existing, community projects in the areas of education, health and environment.

Economic value

Economic value for regional economies is generated through revenues, operating costs, employee compensation, donations and other community investments, retained earnings and payments to capital providers and to governments.

	Economic value generated US$ million	Economic value distributed US$ million						
	Revenues [1]	Operating costs [1][2]	Employee wages and benefits	Payments to providers of capital		Payments to government [4]	
Region	Revenue and other income	Payments to suppliers, contractors, etc.	Wages and benefits to employees	Shareholder dividends	Interest payments [3]	Gross taxes and royalties	Economic value retained [5] US$ million
Africa	6,958	4,458	730	378	49	530	813
Australia and Asia	41,681	12,320	3,122	3,016	28	6,541	16,654
Europe	3,381	2,666	118	1,653	107	157	(1,320)
North America	5,600	2,004	592	7	282	326	2,389
South America	14,609	5,549	895	<1	31	2,389	5,745
Total	72,229	26,997	5,457	5,054	497	9,943	24,281

[1] Amounts include revenues and costs and are consistent with the Group's financial reporting of elements comprising underlying EBITDA. Underlying EBITDA is earnings before net finance costs and taxation, any exceptional items, and depreciation, impairments and amortisation. The amounts are determined on an accruals basis and extracted from the audited financial statements.
[2] Operating costs relate to expenses recognised in the financial statements. They include expenditure paid to suppliers and contractors for materials and services and exclude employee wages and benefits, payments to governments, depreciation, amortisation and impairments.
[3] This is interest expense on debt for BHP Billiton, determined on an accruals basis.
[4] Comprises income tax and royalty-related taxes paid, royalties paid in-kind and production-based royalties accrued, which approximate cash payments.
[5] Calculated as economic value generated less economic value distributed.

22 | BHP BILLITON SUSTAINABILITY REPORT 2011

Helping communities generate livelihoods www

In Zululand, South Africa, BHP Billiton Aluminium, in partnership with The Wildlands Conservation Trust, funded the establishment of the Indigenous Trees for Life Program to create livelihoods for disadvantaged community members, while also establishing lasting environmental benefits. The program contracts unemployed members of the Mzimela community to plant and care for seedlings in the local forest and to sell a portion of seedlings to generate income. Participants – named ‘Tree-preneurs’ – are trained in indigenous tree propagation, mentored and given starter packs and a market through which to sell a portion of the trees they propagate.

Since launching in 2007, the number of local participants in the program has more than doubled to 280. In many cases, the income generated from the program is the sole source of livelihood for participants and their families.

Community development

Our community development programs are driven by our desire to improve the quality of life of people in our host communities. BHP Billiton operations implement their programs using community development plans that have been developed in consultation with local stakeholders. The plans are formulated from data gathered from an impacts and opportunities assessment and a baseline social study that includes education, health and environment quality of life indicators. The requirement that this occurs in all our operations is part of the implementation of Group Level Documents (GLDs).

Community development projects are selected on the basis of their capacity to impact positively on the quality of life indicators. We monitor progress by tracking changes in these indicators every three years. All community projects are assessed in relation to anti-corruption requirements prior to approval and are implemented in accordance with the ethical requirements in The BHP Billiton Code of Business Conduct. This approach is mandated under the Community GLD.

During FY2011, our voluntary community investment totalled US$195.5 million, comprising cash, in-kind support and administrative costs and included a US$30 million contribution to our UK-based charitable company, BHP Billiton Sustainable Communities. Our expenditure on community programs during the year was significantly higher than our expenditure in FY2010.

The cash component of our FY2011 community investment of US$149.1 million comprises:

direct investment in community programs made from BHP Billiton companies on an equity share basis;

contributions to the Group’s charitable foundations, excluding BHP Billiton Sustainable Communities;

the Enterprise Development and Socio-economic Development components of our Broad-based Black Economic Empowerment (BEE) programs in South Africa†.

Excluding the contribution to BHP Billiton Sustainable Communities, 53 per cent of our expenditure was invested in local communities, 22 per cent regionally and the remaining 25 per cent on programs on a national or international level in countries where we operate.

In FY2011, a number of significant natural disasters occurred in regions where our Group operates, or has a strong business interest, including Pakistan, Australia, South Africa and Japan. BHP Billiton Sustainable Communities contributed a total of US$17 million to disaster relief efforts.

Community Investment Expenditure by Geographic Region* Community Investment Target

Australasia 57%

South America 35%

Africa 6%

North America 2%

Asia <1%

Europe <1%

Community Investment Expenditure by Program Category*

Education and Training 27% Arts 7%

Community Support

(capacity building) 20%

General Infrastructure 17%

Disaster Relief 12%

Health 6%

Environment 4%

Sports and Recreation 4%

Small Business Development 3%

* Excludes expenditure from foundations and trusts.

† Further details on BEE are available in section 2.7.1 of our Annual Report.

Community Investment Target

250

200 30

150 165.5

100

50

0

FY2007 FY2008 FY2009 FY2010 FY2011

UK Trust

Expenditure (Less UK Trust)

Target

US$ million

People

Environment

Society

Governance

BHP BILLITON SUSTAINABILITY REPORT 2011 | 23

Making a positive contribution to society continued

FY2011 – A selection of our community programs

Asset	Country	Project	Objective	FY2011* (US$ thousands)
Aluminium SA and Energy Coal SA	South Africa (Richards Bay and eMalahleni)	Raizcorp Incubator Project	Grow profitable and sustainable businesses by building entrepreneurs' capacity in areas of marketing and sales, strategic planning, financial management, personal development and infrastructure support.	1,399
Pampa Norte	Chile (Sierra Gorda)	Solar Heater Project	Provide community members with clean, low-priced energy that contributes to families' economies, as well as improving their health and the environment.	642
Escondida	Chile (southern regions)	Reconstructing Schools	Commencement of a US$16 million project to rebuild two vulnerable public schools in southern Chile after the 2010 earthquake.	1,218
Western Australia Iron Ore	Australia (Pilbara)	Royal Flying Doctor Service On The Road Program	Deliver primary health care education, training, awareness and screening services to people living and working in remote locations throughout the Pilbara, such as pastoral stations, tourist facilities and Indigenous communities.	402
Olympic Dam	Australia (South Australia)	Arid Recovery Program	Conserve and restore the ecosystem in arid land adjacent to the Olympic Dam. Feral animals have been removed from a fenced reserve and, to date, four species of locally extinct mammals have been reintroduced.	383

* The expenditure represents BHP Billiton's equity share.

Supporting employees' contributions

In addition to the social programs directly supported by the Group, many of our employees make a valuable contribution to their local community by giving their personal time and expertise to a range of activities. One of the most significant ways we support the efforts of our employees engaged in community activities is through our global Matched Giving Program.

This program aims to strengthen local communities by supporting and encouraging employees who volunteer, fundraise or donate to not-for-profit organisations. In FY2011, more than 6,000 employees participated in the Matched Giving Program and they spent 71,000 hours in total volunteering in their own time on community activities important to them. Employee contributions benefited more than 1,300 not-for-profit organisations, which received US$5.8 million from the Group as part of the program.

Local procurement

Due to the scale of our operations, we create a strong demand for products and services. We recognise the potential benefit that supporting local businesses to meet this demand can bring to our host communities and regions. Our approach is to source locally if a product or service that meets our requirements is available locally. In FY2011, 25 per cent of spend was with local suppliers.


BAILAC

Fostering local supplier development www

The Chilean-based Cluster Program sees local companies, like tyre supplier Bailac, introduce improvements and innovations that address operational challenges.

In Chile, the BHP Billiton Cluster Program is an initiative where a team from BHP Billiton works closely with a group of local companies to help them develop into world-class suppliers for the global mining industry. The BHP Billiton team uses its expertise to mentor and develop the participating companies in areas including health, safety, environment and community management, vision and strategy, process excellence and customer value, organisational culture, leadership and innovation.

The program commenced in 2009 and there were 35 participants in FY2011.

Matched Giving


8
6
4
2
0
US$ million
2.4
4.8
6.1
5.4
5.8
FY2007
FY2008
FY2009
FY2010
FY2011

Distribution of Supply Expenditure*


National (excluding local) 71%
Local 25%
External to home country 4%

* Local spend refers to spend within the communities in which we operate and the regions, such as states and provinces, where our operations are located. National spend refers to spend within the home country of operation, excluding local spend.

24 | BHP BILLITON SUSTAINABILITY REPORT 2011

Reporting transparently and behaving ethically

Wherever we operate in the world we work with integrity – making the right decisions and doing things the right way. We care as much about how results are achieved as we do about the results themselves.

Creating and maintaining safety signs at Mount Whaleback, Newman, Australia

Our Code of Business Conduct provides guidance for everyone who works for, and on behalf of, BHP Billiton.

Why this is a focus area

Founded on Our Charter values, the Code of Business Conduct represents our unqualified commitment to uphold ethical business practices. The Code of Business Conduct sets standards of behaviour for how we should work. In following these standards our people can be confident they are working in the right way.

Upholding our Code of Business Conduct

We recognise that at times our people may find themselves in situations where complying with the Code of Business Conduct may appear to conflict with the ability to win or retain business. The Code of Business Conduct makes it clear that no employee may allow anything – meeting production, competitive instincts or even a direct order from a manager – to compromise the commitment to working with integrity.

To ensure the requirements of the Code of Business Conduct are effectively communicated across BHP Billiton, each business leader has the responsibility for ensuring that all employees and agency contractors attend an annual face-to-face meeting to discuss the Code. A training and communication plan for each business and function is completed and executed each year. Business leaders report against these requirements on an annual basis and retain records of training undertaken.

The Code of Business Conduct is supported by the Business Conduct Advisory Service, which includes a multilingual, 24-hour hotline and online case management system. The general public is also able to access the Service via the hotline or the internet. In FY2011, 474 cases, as well as 144 service contacts, were recorded.

There were 84 instances regarding harassment/discrimination and equality in employment. All were reviewed and formal investigations were conducted of 31, with one open as at 30 June 2011. Disciplinary proceedings, including termination, were instituted in 17 cases. An annual reporting cycle assists us to identify trends and patterns of reported incidents.

Business Conduct Advisory

Service Enquiries by Region

Australasia 66%

Americas 15%

Africa 14%

Asia 4%

Europe 1%

People

Environment

Society

Governance

BHP BILLITON SUSTAINABILITY REPORT 2011 | 25

Reporting transparently and behaving ethically continued

If an individual is not satisfied with the outcome of an issue raised with management, they are directed to escalate the matter by contacting a more senior manager, a Group Legal representative or the Business Conduct Advisory Service so the matter can be assessed or investigated. The Business Conduct Advisory Service allows for issues to be raised anonymously. Defined processes exist for the conduct of investigations.

Information on non-monetary sanctions and legal proceedings is available in section 8 of our Annual Report.

Anti-corruption

Regardless of the country or culture within which our people work, the Code of Business Conduct prohibits corrupt practices to further BHP Billiton’s goals. The Code of Business Conduct requires appropriate due diligence in selecting and engaging third parties, the maintenance of accurate and reasonably detailed records of expenditures, and the implementation and maintenance of specific approval requirements for corruption sensitive transactions.

We also now prohibit the making of facilitation payments, which are payments involving small sums to low-level government officials to obtain routine services to which BHP Billiton is otherwise legally entitled.

An internal investigation is continuing into allegations of possible misconduct involving interactions with government officials. Following requests for information from the US Securities and Exchange Commission, the Group has disclosed to relevant authorities evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials. The Group is continuing to cooperate with the relevant authorities. It is not possible at this time to predict the scope or duration of the investigation or its likely outcomes.

Transparently reporting taxes

We support the Extractive Industries Transparency Initiative (EITI), an international initiative dedicated to the enhancement of transparency around the payments of taxes and royalties derived from resource development. In line with our support for the EITI, we have reported this data on a country-by-country basis and we have also broken the data down into the taxes and royalty payments that we make as BHP Billiton (e.g. corporate income taxes and royalties) and those that we collect on behalf of employees.

Our payments to governments in the past year, listed in the table on page 38, included US$10.2 billion in company taxes and approximately US$1 billion in taxes collected on behalf of employees. More than 99 per cent of our payments are made to 14 countries. Of these, our largest payments are made in Australia, where we have the majority of our assets. The ‘other’ category includes minor payments in a further 16 countries.

Product stewardship

As BHP Billiton’s primary activities are in the extraction (and, in some cases, processing) stages of a product’s life cycle, we recognise that the majority of the life cycle of our products occurs after the point of our immediate activity. We also recognise there is strong business merit in implementing product stewardship programs in collaboration with other players in the life cycles of each of our products. We seek to work with those involved in the life cycles of our products and by-products to enhance performance along the supply chain and promote the responsible use and management of those products to minimise harm to people and the environment.

As a member of the International Council on Mining and Metals (ICMM), we have also committed to implementing the ICMM Sustainable Development Framework, which requires that we facilitate and encourage responsible product design, use, reuse, recycling and disposal of our products.

BHP Billiton products are required to have a specific materials safety data sheet (MSDS). These MSDSs outline the relevant health, safety and environment aspects of the product and are provided to both the customer and the transporter delivering our products to our customers.

Customers

We generally sell to industrial customers with whom we usually engage directly, rather than through brokers and agents. Internal approval processes are in place to support our adherence to laws, standards and voluntary codes related to marketing communications, such as advertising, promotion and sponsorship. With the exception of diamonds, our product advertising is limited to industrial uses.

We made it a condition in FY2010 that to do business with us, all diamonds customers must be members in good standing of the Responsible Jewellery Council (RJC) and that, through the RJC certification system, they will have to show compliance to the RJC standards through third-party audits.

26 | BHP BILLITON SUSTAINABILITY REPORT 2011

Effectively managing our material risks

We identify, assess and manage risks to employees, contractors, the environment and our host communities.

Refuge chambers at Olympic Dam, South Australia

While our efforts will always be to prevent major underground incidents, we remain prepared should they occur. Cognisant of recent international mine disasters, in FY2011 we reviewed our preparedness for, and response to, major underground incidents.

Why this is a focus area

Identifying and managing material risk is a fundamental part of any business and, for BHP Billiton, this includes focusing on sustainability-specific risks for our people, the environment and our host communities described throughout this Report.

Our approach to risk management

Our approach to governance and risk management processes is based on a precautionary approach to achieving business outcomes. A broader discussion of our risk management approach is provided in section 5.6 of our Annual Report 2011. We have processes in place to ensure the management of material risk is approached consistently across the Group. The Group Risk Management Policy and Group Level Documents (GLDs) work together to embed risk management into our business activities, functions and processes.

Assessing material risks and setting appropriate controls

BHP Billiton mandates materiality and tolerability criteria to identify material risk issues that consider non-financial impacts such as health and safety, social and cultural, reputation, legal and environmental impacts. The severity of any risk event is assessed according to a matrix that describes the degree of harm, injury or loss from the most severe impact associated with that risk event, assuming reasonable effectiveness of controls.

Risk management plans are established to assess, control and monitor material risks issues. In FY2011, BHP Billiton increased the emphasis on establishing performance standards for material risk critical controls and ensuring these standards are effectively implemented through a Group Management Committee key performance indicator (KPI). The KPI stipulates that individual BHP Billiton assets develop performance standards for safety-related material risks.

The objectives of the risk assessment process are to understand the nature and tolerance of the material risk issues for the Group and ensure material risks are well controlled through the development and monitoring of critical controls.

www Controlling risk through system custodian processes

Our risk management processes are consistent with the hierarchy of controls described in Article 6 of International Labour Organization (ILO) Convention 176 – Safety and Health in Mines. Our Group material risks range from financial and reputation issues to potential impacts from changes in regulations relevant to our products. For example, as a major producer of carbon-related products, an area where regulatory standards and expectations are emerging, we may be exposed to increased litigation, compliance costs and unforeseen environmental rehabilitation expenses.

People

Environment

Society

Governance

BHP BILLITON SUSTAINABILITY REPORT 2011 | 27

Effectively managing our material risks continued

Potential events that may materially impact our operations include rockfalls in underground mines, aircraft incidents, vehicle and mobile equipment incidents, well blowouts, explosions or gas leaks, uncontrolled tailings breaches, escape of polluting substances or hydrocarbons, human rights breaches, community protests or civil unrest. Unanticipated long-term health impacts due to potential work exposures as well as infectious diseases and pandemics pose potential risks and these effects may create future lost time and/or financial compensation obligations. Additionally, the dissatisfaction of our host communities regarding our impacts may potentially affect costs and production and in extreme cases viability; and changing legislative requirements and compliance issues may affect our financial results.

Failure to manage these risks has the potential to adversely affect our reputation and licence to operate.

Managing aviation risk

Aviation, and especially chartered aviation, is one of our most significant safety risks. In response, the Group contributed to the Flight Safety Foundation’s development of the Basic Aviation Risk Standard. We took a leadership role to initiate discussions centred on developing an industry standard with the Flight Safety Foundation, an independent, not-for-profit group. Introduced in FY2010, the Standard is intended to achieve consistency in aviation safety controls across the industry, while facilitating continuous improvements.

Reviewing underground mine procedures

In FY2011, we brought together operational teams, safety and rescue specialists, and an independent expert to assess our preparedness for preventing and managing major incidents within our 13 underground mines. By the end of the workshop, the team had identified five areas for improvements, including:

mine monitoring systems;

emergency self-escape systems;

immediate response capability;

systems for notifying all affected personnel;

systems to identify personnel who are underground.

Getting back to work in the Gulf of Mexico www

In FY2010, the effectiveness of our existing deepwater drilling safety controls was enhanced, including in the area of worst-case discharge scenario planning. This involved developing and implementing a consistent modelling methodology.

Managing fatigue

Fatigue is an issue that illustrates the pervasive nature of risk in our industry. While not consistently rated as a material risk, the implications of poor fatigue management can be serious. Fatigue directly affects health, potentially creates safety risks, may impact productivity and can also impact communities through the wellbeing of individuals. Our operations are working to implement fatigue management plans consistent with established industry standards, in accordance with the Health Group Level Document.

Fatigue management was the subject of improvements at some of our operations in FY2011 (see case study). In Chile, the Escondida operation undertook research to determine the factors that influence poor sleep quality. This resulted in medical intervention for some workers, as well as the implementation of workshops, motivational activities and the installation of special lighting on mine equipment.

Assessing risk when entering a new country

The performance measure we have set under the Country Risk Management GLD is that in countries of extreme or high governance risk, proposed new activities that expose the Group to a material risk issue – such as a reputation, legal or business conduct impact – will be assessed to ensure a tolerable risk profile. New activities may include establishing new trade agreements, undertaking new community investment programs or interactions with government officials.

We regularly audit the effectiveness of our management of material risks and, during FY2011, 31 such audits were conducted.

Managing worker fatigue www

The potential to be exposed to situations that result in fatigue exists in many BHP Billiton operations. Driver fatigue, working long hours and failure to identify the symptoms of fatigue are all major safety concerns.

In the specific case of driver fatigue, drowsiness may be exacerbated by shift work and irregular schedules and poses safety risks to drivers and others who share the road. At New Mexico Coal, newly installed technology detects driver drowsiness (which can manifest as micro-sleeps) through infra-red sensors fitted to the dashboard of mobile equipment and gives drivers an immediate audio alert.

28 | BHP BILLITON SUSTAINABILITY REPORT 2011

bhpbilliton

Appendix

Our successes, challenges and commitments 30

Performance data 31

Performance data – People 32

Performance data – Environment 33

Performance data – Society 36

Our Sustainability Framework 39

People 40

Environment 41

Society 44

Governance 45

GRI Application Level Check Statement 46

Independent assurance report to the Directors and management of BHP Billiton 47

The Development Driller 1 in the deepwater Gulf of Mexico.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 29

Our successes, challenges and commitments

Successes

- Achieving an 18 per cent reduction in greenhouse gas intensity of our global operations.
- Developing clear defining principles for engagement with stakeholders, including international governments on climate change policies.
- Reasonable assurance of our greenhouse gas emissions data from external assurer KPMG.
- Focusing on diversity plans being implemented in each of our businesses to improve the diversity profile of our Group.
- Being recognised in the field for our Foundations for Graduates program.
- Achieving a 20 per cent reduction in potential carcinogenic exposures.
- Embarking on a five-year alliance with Conservation International to deliver significant and lasting benefits to the environment by preserving land of high conservation value.
- Achieving 94 per cent completion of human rights impact assessments in FY2011.
- Fostering the development of local suppliers and micro-businesses in the communities in which we operate.

Challenges

- Achieving our zero target for fatalities and our five-year target for total recordable injury frequency presents a challenge despite our improvement trend.
- Working with our operations to identify greenhouse gas abatement and energy savings opportunities.
- Eliminating the material risks faced by our teams across the diversity of our business operations.
- Managing our rapid growth in a safe manner and ensuring we have the right people in the right jobs.
- Ensuring a reliable long-term water supply and minimising impact of future demand from our operations on the environment and the communities in which we operate.
- Fully understanding the social impacts of our business so we can mitigate and minimise negative impacts and create the best possible outcomes for people living in our host communities.

Voluntary initiatives and public commitments

ICMM International Council on Mining & Metals	**International Council on Mining and Metals (ICMM)** Founding member of ICMM and deputy chair in FY2011.
	United Nations Global Compact Signatory to the UN Global Compact since 2003 and is committed to its 10 principles.
EITI	**Extractive Industries Transparency Initiative (EITI)** Supporter of the EITI through our membership of ICMM.
wbcsd	**World Business Council for Sustainable Development – (WBCSD)** Member of the WBCSD since 2000.
CARBON DISCLOSURE PROJECT	**The Carbon Disclosure Project** Participant in the annual disclosure of climate change information.
	Global Reporting Initiative (GRI) Organisational Stakeholder of the GRI.
VOLUNTARY PRINCIPLES	**Voluntary Principles on Security and Human Rights (VPSHR)** Participant and signatory of the VPSHR.
	Partnering Against Corruption Initiative (PACI) Signatory to the World Economic Forum's PACI Principles for Countering Bribery (PACI Principles).

30 | BHP BILLITON SUSTAINABILITY REPORT 2011

Performance data

Notes to sustainability data

Detailed information on our performance is provided on the following pages. Anyone seeking to use information contained in the Report, or seeking to draw conclusions from the data presented should contact us for verification and assistance.

Data are derived from our many operations around the world and may not be strictly comparable year-on-year.

Data contained within this Report are reported on a 100 per cent basis for facilities operated by BHP Billiton, irrespective of our equity share. Joint ventures where we are not the operator have been excluded. Exceptions to this include Average Number of Employees and Average Employees by Region, which includes our share of proportionally consolidated entities and operations, and the reporting of our community investment expenditure and payments to governments, which are reported on an equity share basis for both operated and non-operated joint venture operations. All monetary amounts in this document are reported in US dollars, unless otherwise stated.

Data included in our People section, excluding Average Employees, were collected through an internal survey covering July 2010 to March 2011 and then averaged for a nine-month period. Significant changes to data after this period that would materially affect the average are included.

For Greenhouse Gas (GHG) emissions, we have provided information at the Customer Sector Group (CSG) level. Quantification of energy consumption and greenhouse gas emissions involves the use of calculations where direct measurement is not always practical. The emissions and energy content factors and formulae used in these calculations are sourced from relevant industry protocols and national and international standards (for example, the WRI/WBCSD Greenhouse Gas Protocol, Australia’s National Greenhouse and Energy Reporting rules and the Intergovernmental Panel on Climate Change (IPCC)) to enable consistent treatment of the uncertainties associated with energy and greenhouse gas reporting, in accordance with industry standards. Global warming potential factors are consistent with the IPCC Second Assessment Report (1996).

Acquisitions and disposals

In FY2011 there were no asset disposals. In March 2011, we completed the acquisition of Fayetteville Shale gas. Data is not included for FY2011.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 31

Performance data – People

		FY2011	FY2010	FY2009	FY2008	FY2007
Average Number of Employees [1]	Number	**40,757**	39,570	40,990	41,732	39,947
Average Number of Contractors [2]	Number	**64,548**	58,563	58,000	61,000	59,000
Employee Turnover [3]	%	**8.83**	8.94	15.50	14.00	12.00

Region	Fatalities	TRIF	Duration Rate [4]	Occupational [5] Illnesses	Average Employees [1]	Average Contractors [2]
Africa	2	2.8	55	37	10,061	14,686
Asia	0	0.9	29	0	970	2,084
Australasia	0	7.8	50	98	16,290	29,755
Europe	0	1.6	0	0	492	201
North America	0	4.8	26	9	3,168	2,191
South America	0	1.9	18	4	9,776	15,631
Total	2	5.0	47	148	40,757	64,548

	%
Employees by Employment Type [3]	
Full-time	96.25
Part-time	0.52
Fixed Term Full-time	3.05
Fixed Term Part-time	0.07
Casual	0.11
Employees by Age Group [3]	
Under 30	17.53
30–39	32.96
40–49	28.61
Over 50	20.90

	Gender %		Total Group %
	Male	Female	
Employee By Category [6]			
GMC Members	85.71	14.29	0.02
Senior Leaders	90.20	9.80	0.86
Managers	85.36	14.64	3.08
Supervisory and Professionals	77.81	22.19	32.37
Operators and General Support	86.99	13.01	63.67

Safety Fines – Region Levied	FY2011	Number of Fines
North America	US$306,300	321
Australia	A$76,000	1

Pension plans and medical schemes

Defined benefit pension schemes

The BHP Billiton Group has closed all defined benefit schemes to new entrants. Existing defined benefit pension schemes remain operating in Australia, the Americas, Europe and South Africa.

Defined benefit post-retirement medical schemes

The BHP Billiton Group operates a number of post-retirement medical schemes in the Americas and South Africa. All of the post-retirement medical schemes in the Group are unfunded.

Full actuarial valuations are prepared and updated annually to 30 June by local actuaries for all schemes. Information on our pension plans is available in Note 29 of the Financial Statements in our Annual Report.

Turnover [3]	%
Total	8.83
Male	8.41
Female	11.09
Turnover by Age	
Under 30	8.78
30–39	9.71
40–49	7.57
Over 50	9.23
Turnover by Region	
Africa	6.53
Asia	10.02
Australasia	10.33
Europe	14.19
North America	7.68
South America	8.05

[1] Average Number of Employees and Average Employees by Region include Executive Directors, 100 per cent of employees of subsidiary companies and our share of proportionate consolidated entities and operations. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. People employed by contractors are not included.

[2] Average Number of Contractors and Average Contractors by Region include contractors engaged at our owned and operated assets.

[3] Turnover, Employees by Employment Type and Age Group are based on average employee numbers, which include the Executive Directors and 100 per cent of employees of all BHP Billiton operations. Part-time employees are included on a full-time equivalent basis. Contractors are not included.

[4] Average number of calendar days lost per classified injury (fatalities, lost-time and restricted work).

[5] Employees only.

[6] Employees by Category is based on actual employee headcount as at 31 March 2011 and defined in footnote 3. Definition of the categories is as follows: GMC Members consists of organisational level A; Senior Leaders consists of organisational levels B, C and D; Managers consists of organisational level E; Supervisory and Professionals consists of organisational levels F and G; and Operators and general support consists of organisational level H.

32 | BHP BILLITON SUSTAINABILITY REPORT 2011

Performance data – Environment

		FY2011	FY2010
Land			
Land – Footprint [1]	hectares	**170,900**	166,000
Land – Area of Land Disturbed	hectares	**129,000**	125,000
Land – Rehabilitated Land	hectares	**41,900**	41,000
Land – Set Aside for Conservation	hectares	**25,100** [2]	13,600
Water Consumption			
Water Use – Recycled	megalitres	**176,000**	182,000
Water Use – High-quality Total	megalitres	**152,000**	152,000
Water Use – Low-quality Total	megalitres	**74,200**	52,700 [3]
Energy			
Energy Use – Electricity	petajoules	**117**	115
Purchased Electricity by Primary Energy Source [4]			
– Coal and Oil	%	**62**	83
– Natural Gas	%	**6**	7
– Hydro and Other Renewables	%	**30**	6
– Nuclear	%	**2**	3
– Other	%	**0**	1
Energy Use – Coal and Coke	petajoules	**53**	52
Energy Use – Natural Gas	petajoules	**44**	47
Energy Use – Distillate/Gasoline	petajoules	**64**	60
Energy Use – Fuel and Process Oil	petajoules	**1**	2
Energy Use – Other	petajoules	**7**	8
Energy Use – Total	petajoules	**286**	284
Emissions			
GHG – Total Scope 1 and 2	millions of tonnes CO_2-e	**41**	46
GHG – Scope 3 – Use of Sold Products	millions of tonnes CO_2-e	**314**	324
– Coal Products	millions of tonnes CO_2-e	**254**	262
– Petroleum Products [5]	millions of tonnes CO_2-e	**60**	62
Other Emissions – Total SO_2	tonnes	**62,700**	55,300
Other Emissions – Total NOx	tonnes	**62,800**	64,400
Other Emissions – Total Fluoride	tonnes	**978**	897
Ozone Depleting Substances	tonnes	**0.3**	0.3
Mercury – Total Hg Emissions	tonnes	**0.9**	0.9
Recycling			
General Waste – Recycled (on/off-site)	kilotonnes	**78**	69
Non-mineral Hazardous Waste: Total Recycled/Reused	kilotonnes	**103**	22
Waste			
Hazardous Waste – Mineral Total	kilotonnes	**35,200**	29,500
Non-hazardous Waste – Mineral Tailings	kilotonnes	**104,000**	106,000
General Waste – Disposed On/Off-site	kilotonnes	**63**	89
Water Discharged – Total	megalitres	**204,046**	131,186
– Groundwater	megalitres	**476**	656
– Ocean	megalitres	**97,500**	67,200
– Surface	megalitres	**103,000**	61,100
– Third Party	megalitres	**3,070**	2,230
Accidental Discharges of Water and Tailings [6]	megalitres	**0**	4.2

[1] Total area of land that has been disturbed (includes areas rehabilitated).
[2] Increase attributable to Gosse Springs Native Management Plan biodiversity conservation, Olympic Dam South Australia.
[3] A reporting change in Petroleum cooling water in FY2011 causes a large variance of 25,000 Ml from FY2010 figures. FY2010 is understated when comparing future years.
[4] Data estimated from publicly available primary energy source data for electricity suppliers.
[5] For petroleum in use, crude oil is assumed to be used as diesel fuel and liquefied petroleum gas (LPG) is assumed to be used for non-transportation purposes.
[6] Data reported from potential environmentally significant incidents.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 33

Performance data – Environment continued

Production [1]		FY2011	FY2010
Alumina	'000 tonnes	**4,010**	3,841
Aluminium	'000 tonnes	**1,246**	1,241
Copper Cathode	'000 tonnes	**651**	529
Copper in Concentrate	'000 tonnes	**488**	547
Diamonds	'000 carats	**2,506**	3,050
Energy Coal	'000 tonnes	**69,500**	66,131
Gold	ounces	**196,091**	141,919
Iron Ore	'000 tonnes	**134,406**	124,962
Lead	tonnes	**244,554**	248,486

Production [1]		FY2011	FY2010
Manganese Alloys	'000 tonnes	**753**	583
Manganese Ores	'000 tonnes	**7,093**	6,124
Metallurgical Coal	'000 tonnes	**32,678**	37,381
Nickel	'000 tonnes	**153**	176
Petroleum Products	million boe	**159**	159
Silver	'000 ounces	**42,656**	45,362
Uranium Oxide Concentrate	tonnes	**4,045**	2,279
Zinc	tonnes	**152,127**	198,279

[1] Production figures are not directly comparable with environmental data as they are based on BHP Billiton attributable production (equity basis).

Customer Sector Group Summary Data	GHG – Total Scope 1 & 2 '000 tonnes CO_2-e	Energy Use – Total petajoules	Energy Use – Electricity petajoules
Aluminium	16,600	129.0	72.8
Base Metals	5,400	36.6	17.9
Diamonds and Specialty Products	157	2.3	0.0
Energy Coal	3,280	11.6	2.5
Iron Ore	1,440	16.1	2.2
Manganese	3,430	26.4	8.8
Metallurgical Coal	7,150	22.3	4.8
Petroleum	1,560	17.9	0.1
Stainless Steel Materials	1,790	23.4	7.4
Minerals Exploration	4	0.1	0.0
Corporate	1	0.0	0.0
BHP Billiton Total	**40,811**	**285.6**	**116.5**

Environmental Fines – Region Levied	FY2011	Number of Fines
South America	**US$2,454**	1

GHG Intensity Index


120
100
80
60
40
20
0
%
Base Year
FY2008
FY2009
FY2010
FY2011
Target – 94%

Carbon-based Energy Intensity Index


120
100
80
60
40
20
0
%
Base Year
FY2008
FY2009
FY2010
FY2011
Target – 87%

BHP Billiton measures greenhouse gas emissions using the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.

The intensity indices are determined by dividing the annual greenhouse gas emissions or energy use by the annual units of production for individual assets, then aggregating the results for the Group. The base year for the indices is FY2006. Below 100 per cent indicates improvement.

From FY2010 we revised our energy intensity calculations to reflect the total energy consumed to produce the purchased electricity used by our assets, from using the energy content of the purchased electricity only.

Greenhouse gas intensity index calculation does not include the effect of changes in electricity generation factors that are outside our control.

34 | BHP BILLITON SUSTAINABILITY REPORT 2011

Climate change risks and opportunities

	Risks	Opportunities
Regulatory impact	Various states and national governments are considering the introduction of carbon taxes or requiring permits for all major emitters, which may result in increased operating costs. Inconsistency of regulations between developed and developing countries could lead to trade imbalances and competitiveness impacts.	Carbon pricing could provide a cost advantage for low-carbon energy sources, potentially resulting in an increased market for natural gas and uranium products. Focusing on reducing greenhouse gas emissions can lead to energy efficiency improvements and associated cost saving.
Physical impacts	Extreme weather events and changes in precipitation patterns could cause flooding and/or extended droughts, exacerbating regional water stresses affecting mining operations.	Extreme weather events and sea level rise require design changes for new capital facilities. Companies with the capital strength to build more robust, longer life facilities that can withstand the physical impacts that may occur due to climate change will have an advantage.
	Potential sea level rise could affect port operations and support facilities and cause disruptions to onshore operations located near coastlines. Sea level changes may also impact access to ports.	
	Tropical cyclones may become more frequent and stronger and cause damage to offshore petroleum operations, including impacts on personnel, as well as loss of business continuity, production interruption and damaged or lost facilities.	
	Rise in average temperature could lead to increased incidence of heat stress illness and thereby impact workforce performance.	
Other impacts	Companies could potentially face increased litigation over greenhouse gas emissions from their products and operations. There is also potential for reputation risks with communities and investors if performance and policy commitments fall short of public expectations.	Companies viewed as positive contributors to addressing the climate change issue could receive increased support from external stakeholders and socially responsible investors. Natural gas and uranium businesses may benefit from increased demand in a carbon constrained world.
	Progressive changes in regulatory environments and public expectations may present trade and market share risks for carbon-based energy products.	
	Companies may face uncertainties regarding future electricity and fuel prices due to carbon pricing and conversion to more expensive low-carbon alternative energy sources.	

A detailed discussion of regulatory, physical and other climate change risks and opportunities is included in BHP Billiton's response to the Carbon Disclosure Project on *www.cdproject.net*.

Selection of Energy Efficiency Projects for US$300 million commitment

Asset	Country	Project	Objective
Hunter Valley Energy Coal	Australia (New South Wales)	Contribute to Coal 21 projects	Invest in research and development of low emissions and carbon sequestration technology for coal fired power.
Cerro Matoso	Colombia	Waste heat recovery	Use excess heat energy from electric furnaces to preheat combustion air in kilns, reducing fossil fuel usage.
Nickel West (Kwinana)	Australia (Western Australia)	Steam temperature optimisation	Review the use of steam across Kwinana to reduce excess energy applied in heating steam to a required temperature.
Worsley Alumina	Australia (Western Australia)	Improved digestion condensate return	Reduce the amount of lost condensate from production, resulting in less energy needed at the powerhouse. The powerhouse uses remaining production condensate as recycled water.
TEMCO	Australia (Tasmania)	Waste slag recovery	Turn a waste slag into a clean saleable slag by recovering the excess silicomanganese (SiMn) alloy content. Recovering alloy from slag also reduces electricity per tonne of alloy product.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 35

Performance data – Society

Our stakeholders

BHP Billiton operations identify their key stakeholders and consider their expectations and concerns for all activities throughout the life cycle of the operations, in accordance with the Community Group Level Document. In addition to our reporting stakeholders, the groups listed below also includes our broader stakeholder groups. Operations specifically consider any minority groups (such as Indigenous groups) and any social and cultural factors that may be critical to stakeholder engagement.

	Interest	Engagement methods
Investment community		
The investment community includes mainstream financial analysts, socially responsible investment (SRI) analysts, who advise existing and potential shareholders on our performance, and corporate governance analysts, who work for or advise existing and potential shareholders.	These analysts are located globally and assess whether BHP Billiton's performance closely aligns with shareholder interests, including delivering good financial returns and demonstrating strong Group performance and governance. Increasingly, non-financial performance is also of interest; elements of this include improved governance mechanisms and non-financial risks and their mitigation.	• regular communications to mainstream investment organisations, SRI analysts and corporate governance analysts; • analyst briefings on key issues (subject to applicable laws), including briefings for SRI and mainstream analysts with a particular interest in our environmental and social performance, and dialogue on key sustainability issues with a range of stakeholders, including the SRI and mainstream investment community; • printed reports (Annual Report, Sustainability Report); • participation in external benchmarking initiatives.
Shareholders		
BHP Billiton shareholders are a diverse group, with significant representation in Australasia, Europe, South Africa and North America.	The creation of long-term shareholder value through a combination of consistent financial returns and high-quality governance. They are also interested in BHP Billiton ensuring that high-quality governance is an ongoing process and that our focus is maintained on continuous improvement and understanding shareholder concerns.	• Annual General Meetings; • regular printed and electronic communications; • regular meetings with institutional shareholders and investor representatives; • access to all investment community presentations via our website *www.bhpbilliton.com*.
Customers		
Our customers are generally other large organisations.	Typically focused on reliability and supply; product quality, cost and delivery; the full life cycle impacts of our products and the downstream products made using BHP Billiton materials; materials and resource efficiency and the management of final waste materials.	• regular communications with BHP Billiton Marketing; • technical support to assist with product use, either in terms of process efficiency or product handling; • product information, including material safety data sheets; • visits to operations; • technology exchanges with operations; • participation in a range of stewardship initiatives, such as the Responsible Jewellery Council and the World Nuclear Association Uranium Stewardship Working Group.
Media		
The media includes representatives from print, online and broadcast media.	A broad range of issues reflecting all stakeholder interests.	• media releases, briefings, presentations and interviews.
Business partners		
Our business partners include those organisations with which we have joint venture arrangements.	Both BHP Billiton and our joint venture partners are interested in ensuring that suitable governance mechanisms are in place. We engage with joint venture partners to ensure financial returns are delivered and that risks are sufficiently mitigated.	• via joint venture boards and operating committees; • printed reports (Annual Report, Sustainability Report); • joint venture partner participation in Health, Safety, Environment and Community (HSEC) audit programs.
Employees and contractors		
Our workforce is large and diverse, with employees and contractors located in more than 25 countries.	Matters concerning the health and safety of our employees and colleagues are key areas of focus, as are working conditions and career development opportunities. For employees and contractors who reside near our operations, it is common for any prevailing local issues, such as employment opportunities, business creation, social infrastructure, schooling and health care, to be shared with local communities. In many remote communities, housing and basic services and amenity are key to employee attraction and retention.	• regular performance reviews and employee perception surveys; • direct communication with employees through immediate supervisors and management; • operation-based newsletters and general communications; • BHP Billiton intranet; • asset and operation-based sustainability reports; • Business Conduct Advisory Service; • participation in HSEC performance improvement initiatives at their own operations.

36 | BHP BILLITON SUSTAINABILITY REPORT 2011

	Interest	Engagement methods
Local and Indigenous communities		
Most of our operations are located in rural and remote areas. We therefore have a broad spectrum of local and Indigenous communities with interests and concerns.	Potential environmental and social impacts associated with our operations. A focus is to ensure opportunities presented by our operations are optimised (for example, maintaining sustainable community development opportunities after a mine closure). Results from stakeholder perception surveys, regularly conducted by operations, rate local employment and business creation, support for social infrastructure and programs, a desire for improved community engagement mechanisms and improved environmental performance as local communities' most important interests and concerns.	• community consultation and engagement groups; • participation in BHP Billiton activities; • newsletters and targeted communications; • community perception surveys; • support through local foundations (for example, in Chile, Peru, Colombia and Mozambique); • other operation-specific engagement developed as part of operation community relations plans.
Industry associations		
Industry associations include commodity-specific associations, as well as sector-specific associations, at national and international levels.	A diverse range of issues relating to the sector or commodity, such as environmental legislation, safety standards and promotion of leading practice.	• BHP Billiton engages with this group through ongoing representation on specific committees and engagement during specific projects with industry associations, both nationally and internationally, such as the Minerals Council of Australia and the International Council on Mining and Metals.
Suppliers		
Our suppliers include businesses local to our operations, as well as large international suppliers. We seek to utilise local suppliers, and support these suppliers in enhancing community development opportunities.	Supply agreements, payment processes and required supplier standards.	• in addition to a review of zero-tolerance requirements across our suppliers, BHP Billiton performs a supplier segmentation based on HSEC and business conduct requirements. Based on this segmentation, we define the appropriate engagement throughout the supplier life cycle.
Governments and regulators		
We engage with governments and regulators at local, regional, national and international levels.	National, regional or local legislative and regulatory policy frameworks for the natural resources sector through the full project life cycle. They are also interested in market access, product stewardship, environmental performance, social policy and fiscal regimes applicable to the resources sector. We respect the authority of governments and our operations are required to work within relevant legislative and regulatory frameworks at the local, regional, national and international levels.	• group representatives attend selected events, such as political party conventions, for the purpose of better understanding the implications of public policy development on business operations; • employees may participate in political processes as individuals, provided it is made clear that in doing so they are not representing BHP Billiton; • BHP Billiton will express its views to governments on subjects that affect the Group's interests and operations. This must be done in a manner that adheres to high standards of ethics and complies with the letter and spirit of the law; • we will not make political contributions in cash or in-kind anywhere in the world and will not participate directly in the activities of political parties.
Non-government organisations		
Non-government organisations (NGOs) with which we typically engage include environmental, social and human rights organisations at local, national and international levels.	Ethical, social and environmental performance of existing operations, proposed operations or closed operations. These stakeholders are increasingly interested in non-financial performance, such as better governance mechanisms and non-financial risks and mitigation.	• each operation identifies relevant local NGOs and includes mechanisms for engagement with them within the asset's community engagement plan; • at the corporate level, we regularly engage with relevant national and international organisations. Our Forum on Corporate Responsibility (FCR) includes leaders from a number of NGOs, including WWF Australia, Oxfam Australia, Alliance for Responsible Mining (Colombia), International Alert (UK) and Centre for Social Markets (India). The FCR meets twice a year and is chaired by our Chief Executive Officer.
Labour unions		
Labour unions are represented at many of our operations.	The types of issues that are raised by unions include workers' rights and interests, collective bargaining opportunities, health and safety matters, remuneration, working hours and roster arrangements.	• we engage in direct communication with unions as required. We respect the right of all employees to freely choose to join labour unions and we have a mix of collective and individual work arrangements at our operations. Prospective employees are made aware of employment arrangements prior to joining the Group.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 37

Performance data – Society continued

Business conduct

We have in place mechanisms to address stakeholder grievances and concerns. BHP Billiton operations maintain a register of concerns, complaints and relevant external communications. The confidential Business Conduct Advisory Service provides a further means for raising issues such as harassment, conflict of interest or fraud. Contact details are provided on the website, *www.bhpbilliton.com*.

Business Conduct Advisory Service Enquiries by Category


Inappropriate Workplace Behaviour 24%
Health and Safety 14%
Information Systems 12%
Fraud, Theft, Misappropriation 11%
Harassment 11%
Conflict of Interest 7%
Business Partners 6%
Other* 5%
Community 3%
Equality in Employment 3%
Unfair Dismissal 2%
Gifts, Meals, Entertainment and Travel 1%
Environment and Stewardship 1%

* Antitrust, Corruption, Government Relations, Intellectual Property, Personal Information and Privacy, Political Contributions, Public Release of Company Information and Property Misuse.

	FY2011	FY2010
Community Complaints		
Dust	**40**	36
Noise	**51**	71
Odour	**22**	54
Other	**81**	71

Training	FY2011	FY2010
Anti-corruption Training [1]		
Employee	**2,560**	–
Human Rights Training		
Employee	**8,725**	4,515
Contractor	**10,811**	4,450
Cross-cultural Training		
Assets that conduct cross-cultural training for employees	**32**	22
Security		
Security employees	**84**	108
Security employees trained in Human Rights	**61**	58
Security contractors	**1,671**	1,549
Security contractors trained in Human Rights	**1,196**	1,136

[1] Delivered to employees, including senior management and employees considered to be in higher risk jurisdictions and positions.

Extractive Industries Transparency Initiative

Through our membership of the International Council on Mining and Metals, BHP Billiton supports the Extractive Industries Transparency Initiative (EITI), a global initiative to improve governance in resource-rich countries through the verification and full publication of company payments and government revenues from oil, gas and mining.

We are committed to supporting and cooperating in the implementation of Country-level EITI Work Plans as our host countries progress the initiative. In the interim, our payments to governments are disclosed on a country-by-country basis.

Taxes and royalty payments on a country-by-country basis [a]

Country	Taxes borne by BHP Billiton US$ million [b]	Taxes collected by BHP Billiton US$ million [c]
Australia	6,657	642
Chile	1,410	40
Colombia	533	9
Algeria	342	–
Brazil	291	<1
South Africa	182	121
Canada	202	20
US	124	75
Peru	187	–
United Kingdom	89	26
Pakistan	61	<1
Switzerland	47	–
Netherlands	20	23
Trinidad & Tobago	33	1
Other [d]	26	11

[a] The Group claims refunds of transaction taxes (for example GST/VAT and Fuel Tax) paid to suppliers for in-country purchases of goods, services and eligible fuel and also collects GST/VAT in respect of certain sales to customers. These amounts are not included in taxes borne or taxes collected as set out in the table.

[b] Taxes borne by BHP Billiton primarily comprise income tax and royalty related taxes paid, royalties paid in kind, customs and excise tax payments, social taxes paid, payroll taxes paid, payments of Fringe Benefits Tax and production based royalties accrued, which approximate cash payments. Ancillary payments, such as licences, visas, sales taxes, stamp duty payments and land tax, are included.

[c] Taxes collected and paid on behalf our our employees are also measured on an equity share basis, but only for those assets that we operate. Where the payroll calendar year is different to the Group's financial year, the most recent annual data has been used.

[d] The countries that make up the 'other' category have not been disclosed as they are not material and not considered among the high-risk countries according to the Human Rights Risk Atlas 2011, Business Integrity and Corruption Index.

38 | BHP BILLITON SUSTAINABILITY REPORT 2011

Key Area

Our Sustainability Framework

Policy framework

Our BHP Billiton Charter

Our Charter is the road map that defines our Company; it describes our purpose, values and how we measure success.

The BHP Billiton Code of Business Conduct

Our Code of Business Conduct applies to every member of our workforce and provides a framework for decision-making. It is based on the values contained in Our Charter and highlights that we care as much about how results are obtained as we do about delivering good results.

BHP Billiton policies

Our Sustainable Development Policy is one of five BHP Billiton policies. The Policy defines our commitments to environmental and social responsibility.

BHP Billiton Health, Safety, Environment and Community Group Level Documents

Our Health, Safety, Environment and Community (HSEC) Group Level Documents (GLD) provide the basis for developing and applying management systems at all sites operated by BHP Billiton. These documents address the material sustainable development risks identified by the Group and highlight four key components of sustainable development:

Health – focusing on the elimination of risks through the control of potential workplace exposures to noise and substances that could result in long-term harm;

Safety – providing a workplace where people can work without being injured;

Environment – delivering efficient resource use, reducing and preventing pollution and enhancing biodiversity protection;

Community – engaging with those affected by our operations, including employees, contractors and communities; and respecting fundamental human rights.

The HSEC GLDs also incorporate elements from, or are aligned with, other international policies, standards and management practices to which BHP Billiton has committed, such as the principles of the ICMM Sustainable Development Framework and the UN Global Compact, the United Nations Declaration of Human Rights and the Voluntary Principles on Security and Human Rights. The HSEC GLDs are:

Health, Safety, Environment and Community Reporting

Health

Environment

Community

Fatal Risk Controls

Asset Protection

Aviation

While many elements of our sustainability framework are encapsulated in the HSEC GLDs, others are integrated into related GLDs that focus on risk, supply and procurement, human resources and business ethics. Sustainability has many touch-points across the Company and we continue to work collaboratively across disciplines to ensure the best outcomes.

Audit and assurance

Our assets are assessed for compliance against the HSEC GLDs through a systematised audit process. In addition, HSEC audits also address HSEC risk management and HSEC data integrity.

Sustainable Development Policy

In the following sections headed ‘Key Area’, we have highlighted the relevant statements from our Sustainable Development Policy and provided a more detailed explanation describing how we approach each of these aspects.

We have also included the major HSEC performance requirements from our GLDs. We have only included sustainability elements that are of interest to our stakeholders.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 39

Key Area

People

BHP Billiton is committed to harnessing the unique skills, experience and perspectives that each individual brings, recognising that these differences are important to our success as a company.

The safety, health and wellbeing of our employees, contractors and the communities in which we operate is central to the success of our business. The acute and immediate nature of serious accidents makes it easy for us to focus on them; however, the long-term disabilities associated with chronic exposure to health risks are equally serious. We are committed to reducing the potential for these exposures within our workplaces. Significant community-based health risks (for example, HIV/AIDS, tuberculosis and malaria) also exist in our businesses and we contribute to the ongoing management of these issues.

Fitness for work is an important area of employee health. We have developed drug, alcohol and fatigue management programs at our operations to minimise risks associated with these health issues.

Sustainable Development Policy Statements

Our Approach

We encourage a diverse workforce and provide a work environment in which everyone is treated fairly, with respect and can realise their full potential.

Employment is offered and provided based on merit. All employees and applicants for employment will be treated and evaluated according to their job-related skills, qualifications, abilities and aptitudes only. Employment decisions based on attributes other than a person’s qualification to perform a job – for example, race, colour, gender, religion, personal associations, national origin, age, disability, political beliefs, HIV status, marital status, pregnancy, sexual orientation or family responsibilities – are prohibited.

We recognise, however, that affirmative action may be required to address historical imbalances and past discrimination, through programs such as Indigenous employment and training and black economic empowerment.

We do not compromise our safety values, and seek ways to promote and improve the health of our workforce and the community.

The health and safety of our people are values that will not be compromised. We seek to create a mindset and environment where people believe it is possible to work safely and without illness – regardless of where they are in the world, what role they undertake or in which business they work.

We recognise the importance of our employees being both fit for work and fit for life. We work with the communities in which we operate to support programs focused on significant community health and safety issues that may also impact our workforce and their dependants.

Key HSEC Performance Requirements

We recognise our material risks, require critical controls to be identified and performance standards for each critical control to be developed. We verify compliance with, and effectiveness of, critical controls.

We have explicit performance requirements for activities that historically resulted in the majority of our fatalities and significant incidents. They include vehicles and mobile equipment; explosives and blasting; ground control; hazardous materials; isolation and permit to work; working at heights; and lifting operations.

We manage aviation risk using the Flight Safety Foundation Basic Aviation Risk Standard as the minimum requirement for contracted aviation operations.

We identify and measure the potential exposures to health hazards of all employees and contractors and establish the risk profile so effective exposure control and medical surveillance programs can be implemented.

We implement exposure control programs for existing operations and in new projects to prevent the potential consequences of exposure. We prioritise implementation of controls based on the potential health consequence of exposure and the number of people exposed. The effectiveness of the controls is monitored.

We implement fit for work programs that include medical assessments, fatigue management programs to minimise the risks of fatigue-related incidents and injuries, and drug and alcohol programs at sites, as appropriate under local legislation.

40 | BHP BILLITON SUSTAINABILITY REPORT 2011

Key Area

Environment

We own and operate a diverse range of businesses in different countries and ecosystems around the world. These businesses, by their nature, have the potential to affect the environment. This can occur in a variety of ways, including:

emissions of gases and particulates, such as carbon dioxide and oxides of sulphur and nitrogen, associated with combustion and smelting processes; methane from exposed coal seams; fluorides from aluminium smelting; and particulates from ore handling;

consumption of water and impacts on water quality associated with mining, refining, smelting and petroleum processes;

impacts associated with land disturbance, land-use changes and habitat removal;

alterations to biodiversity within terrestrial, freshwater and marine environments, either directly or indirectly as a result of our operations;

indirect impacts encompassing any of the above as a result of the products and services we purchase, lease or provide.

Sustainable Development Policy Statements

Our Approach

We enhance biodiversity protection by assessing and considering ecological values and land-use aspects in investment, operational and closure activities.

Throughout the life cycle of our activities, we assess and manage the potential impacts we may have on ecosystem services, including biodiversity, water and other land uses. Starting from project inception, we identify, assess and manage the specific risks to ecosystem services, including biodiversity, water and other land uses, including those posed by closure of an operation. We seek to deliver significant and lasting benefits to the environment in regions where BHP Billiton operates globally through preserving land of high conservation value in collaboration with local partners and improving natural resource management.

We set and achieve targets that promote efficient use of resources and include reducing and preventing pollution.

Businesses have programs to improve our waste management practices, including waste minimisation, recycling and pollution prevention through proper disposal. Such programs are designed with the aim to meet both national and international waste management regulations and maximise the recovery of resources.

We continue to identify business risks and opportunities for water access, reuse or recycling, efficient use and responsible wastewater disposal.

Key HSEC Performance Requirements

We develop management plans addressing impacts, including on biodiversity, water, waste, land and air, for all sites operated by BHP Billiton. These plans include:

a baseline assessment of the environmental values potentially impacted;

an environmental impact assessment;

controls to mitigate environmental impacts;

monitor and review programs to assess the environmental impacts and effectiveness of the controls.

Operations with material water risk establish targets and implement projects to reduce water stress in the regions where they operate.

We will not mine or explore within the boundaries of World Heritage listed properties and will ensure that activities adjacent to these areas are compatible with the outstanding universal values for which the properties have been listed.

We will not mine or explore within the boundaries of International Union for the Conservation of Nature (IUCN) Protected Areas Categories I–IV, unless an action plan designed to deliver measurable benefits to biodiversity has been developed that is commensurate with the level of biodiversity impacts.

We will not proceed with activities where the direct impacts would result in extinction of species listed by the IUCN as being threatened with extinction.

We rehabilitate disturbed areas consistent with the pre-disturbance land use or alternative land uses developed in consultation with stakeholders.

We implement compensatory actions where residual impacts exceed the acceptable level of impact to biodiversity, land use, watersheds and/or water sources.

We will not dispose of tailings or waste rock into a river or marine environment.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 41

Key Area

Environment continued

Climate change and energy

The issues associated with climate change continue to be a challenge for governments, communities and industry around the world. Alliances to tackle this challenge will need to cross national and cultural boundaries, but the developed world has a clear leadership responsibility in achieving a global approach.

Scientists tell us the world must aim to stabilise global carbon dioxide concentrations in the range of 450 parts per million to avoid the most severe impacts. An international climate framework must establish binding commitments for all developed and major developing economies if real reductions in emissions are to be achieved.

Following the United Nations Climate Change Conference in Cancun in December 2010, it is evident that a global solution to climate change, which includes a carbon price of some form, is some time away. Until then, nations around the world are likely to continue to accelerate their domestic emissions reduction efforts and establish low-carbon economies, balancing their needs to ensure a reliable energy supply and sustain economic growth.

National and regional policymakers are considering a variety of legislative and regulatory options to mitigate greenhouse gas (GHG) emissions. In our view, assessing these options requires an understanding of their likely effectiveness, scale and cost, as well as their implications for economic growth and quality of life. Within BHP Billiton, we analyse and compare the various policy options by evaluating the degree to which they meet the following defined set of principles:

1. Clear price signal – ensuring that the carbon price signal reaches consumers such that consumption is reduced, and investment choices made that favour low-carbon alternatives (as opposed to not communicating clearly to consumers that higher costs are required to change behaviour, thus not optimising the use of market mechanisms to decrease emissions).

2. Revenue neutral – returning aggregate revenues raised to individuals and businesses impacted by the carbon price (for example by a cut in taxes and individual lump sum grants) maximally offsets the impact of increased carbon costs (as opposed to carbon as a mechanism to increase total tax take and applying the additional revenue for general spending and backing ‘winning’ technologies).

3. Trade friendly – rebating emissions costs for trade exposed products during the transition to a global system prevents emissions simply being transplanted to other countries where emissions prices are lower (as opposed to penalising trade exposed products with additional costs that make them uncompetitive).

4. Broad based – covering the broadest possible range of both carbon emission activities and low-carbon energy options in any plan ensures the largest base for emissions reduction (as opposed to placing the burden of carbon emissions reduction on a subset of emission sources and solutions).

5. Predictable and gradual – ensuring that future carbon costs are predictable facilitates investments that reduce emissions; a gradual change in price gives the economy time to adjust (as opposed to volatile costs that create uncertainty and stifle investment).

6. Simple and effective – a combination of a carbon tax, land-use actions and limited trading system (for example for stationary electricity production only) is easy to implement and effective (as opposed to an encompassing trading system, which is theoretically economically efficient, but highly complex and impractical).

These principles are intended to minimise overall costs to society of reducing GHG emissions and to allow markets, not regulators, to determine technologies that best meet consumer needs. They recognise that long-term policies must align with differing national priorities and with evolving knowledge if they are to be sustainable. Cost minimisation is important because the scale of the challenge is large.

42 | BHP BILLITON SUSTAINABILITY REPORT 2011

Key Area

Carbon Pricing Protocol

BHP Billiton maintains an internal mechanism for costing carbon and determining carbon price impacts on greenfield and brownfield developments and on mergers and acquisitions. The Carbon Pricing Protocol includes a range of prices for developed and developing countries based on likely scenarios of government requirements and technology deployment, as well as the associated costs and economic impacts. Our valuations for investment decisions and planning processes include the expected impacts of carbon emissions (both cost and price impacts). The Carbon Pricing Protocol is updated annually to reflect internal and external carbon price modelling and proposed treatment of carbon permits in countries where we operate.

Our Commitments Our Approach

We will understand the sources, scope and extent of GHG emissions associated with our activities.

We will:

continue transparent public reporting of our emissions profile, including our emissions from production activities;

work with experts to improve our understanding of the full life cycle of our products and strategies for effectively reducing GHG emissions from their production and use.

We will continually improve energy and greenhouse gas management at our operations. Emissions abatement and energy-saving considerations are built into our decision-making processes.

We will:

share leading practice and innovation in energy and operational efficiency to deliver savings in emissions and costs;

continue to pursue external projects and other opportunities that deliver tangible reductions in GHG emissions and generate credits.

We will work collaboratively with customers, communities and employees to reduce emissions and support internal emissions reduction projects.

We will spend US$300 million over the period 2008 to 2012 to:

support industry research, development and demonstration of low emissions technologies, including collaborative research dedicated to accelerating the commercial uptake of promising technologies;

provide capital funding for internal energy projects with a GHG emissions reduction component that might not otherwise be competitive within our normal capital allocation processes;

support the efforts of our employees and our local communities to reduce their emissions.

We will work with governments and other stakeholders on the development of policies that provide the necessary incentives and tools for effective, equitable abatement.

We will:

support policies aimed at accelerating the cost-effective reduction of emissions;

support measures that follow our defined set of principles for carbon abatement policies.

Key HSEC Performance Requirements

We develop and maintain inventories of GHG emissions that include sources of emissions aligned with the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.

Our operations implement and maintain energy and GHG management plans. These plans include a GHG emissions baseline and identification, evaluation and implementation of energy reduction and GHG reduction projects.

Material GHG emitting operations establish targets and implement and maintain projects to reduce GHG based on a greenhouse GHG cost curve.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 43

Key Area

Society

Our long-term success depends on our ability to build relationships and work in a collaborative and transparent way with business partners, governments, non-government organisations and host communities. Wherever we operate, we commit to engaging regularly, openly and honestly with the people interested in and affected by our operations.

We recognise that our activities have the potential to impact human rights in many ways, including labour conditions, activities of security forces, scope of local community programs and complicity with regard to the abusive activities of others with whom we interact. We also recognise and respect Indigenous peoples’ culture, heritage and traditional rights and support the identification, recording, management and protection of Indigenous cultural heritage. There are many Indigenous communities around the world that are traditional owners of land impacted by our operations or live nearby.

Sustainable Development Policy Statements

Our Approach

We respect and promote fundamental human rights within our sphere of influence, respecting the rights of Indigenous peoples and valuing cultural heritage.

At BHP Billiton, we support human rights consistent with the articles set out in the United Nations Universal Declaration of Human Rights. We commit to respecting the rights of employees, contractors and our host communities. We respect the traditional rights of Indigenous peoples and acknowledge their right to maintain their culture, identity, traditions and customs. We encourage cultural sensitivity and recognise, respect and value sites, places, structures and objects that are culturally or traditionally significant.

We engage regularly, openly and honestly with our host governments and people affected by our operations and take their views and concerns into account in our decision-making.

We require all our operations to establish platforms for dialogue that take into account cultural requirements and enable us to identify and work with our stakeholders to develop strategies to address their concerns and aspirations. We take these views and concerns into account in our decision-making, striving for mutually beneficial outcomes.

BHP Billiton maintains a position of impartiality with respect to party politics and does not contribute funds to any political party.

We develop partnerships that foster the sustainable development of our host communities, enhance economic benefits from our operations and contribute to poverty alleviation.

We develop robust partnerships that focus on sustainable community development and empowerment to ensure our presence delivers lasting benefits and contributes to poverty alleviation. We work with host governments and other organisations to create transparency associated with the broader economic benefits from our operations.

Key HSEC Performance Requirements

All assets and projects must implement socially inclusive stakeholder engagement management plans, which are designed to ensure regular and ongoing dialogue with stakeholders. The plans are based on stakeholder identification and analysis and contain consultation activities that address specific needs of different stakeholders. Progress against the plan is evaluated every three years by completing a community perception survey. The survey includes indicators developed with communities that reflect their concerns.

All assets and projects must implement community development management plans which are designed to ensure a contribution is made to the livelihoods of people in host communities and the Group’s licence to operate is enhanced. The plans are informed by social baseline studies, which include health, education and environment quality of life indicators, and a social impact and opportunity assessment. The plans describe priorities, focus areas, decision-making processes and how this information is made publicly available. The effectiveness of the community development management plan is measured every three years by completing a quantitative analysis of changes to quality of life indicators measured in the social baseline study.

Due diligence must be undertaken on social or community organisations and all community development projects and donations must comply with the Group’s anti-corruption controls.

Community development projects must comply with all requirements specified in the Code of Business Conduct and recognise and, where appropriate, support (but never replace) the role of government. Projects must have documented objectives specifically linked to the achievement of long-term sustainable community development and the improvements in indicators measured in the social baseline study.

Commitments made to support community development projects in the community development management plan must be honoured, including instances where BHP Billiton’s business development projects do not proceed.

All employees and contractors must have access to the BHP Billiton Matched Giving Program, where their personal volunteering, fundraising and donations to social and environmental organisations can be matched by the Group.

New operations or projects must have broad-based community support before proceeding with development. Free prior and informed consent (FPIC) is only required where it is mandated by law. Evidence demonstrating support or opposition to the project must be documented.

Human rights risks must be identified through human rights impact assessments (HRIAs), which include an assessment of the articles of the United Nations Universal Declaration of Human Rights; the UN Global Compact Principles; and host country legislation governing human rights issues. The HRIAs must be verified through an engagement process with stakeholders, internally reviewed annually and validated by a qualified specialist every three years.

Where a material risk is identified by the HRIA, a human rights management plan must be developed and implemented. Employees and contractors are trained to facilitate compliance with BHP Billiton’s human rights commitments (United Nations Universal Declaration of Human Rights, UN Global Compact Principles and International Finance Corporation Performance Standard 5: Land Acquisition and Involuntary Resettlement).

Resolution of complaints from, and grievances with, communities is facilitated using complaints and grievance mechanisms commensurate with the country risk rating. As part of this mechanism, all complaints and grievances must be acknowledged, documented and investigated; appropriate remedial actions undertaken where a complaint is legitimate; complainants advised of the remedial action promptly; and outcomes documented.

Resettlement programs (voluntary or involuntary) must be consistent with the requirements of the International Finance Corporation Performance Standard 5: Land Acquisition and Involuntary Resettlement.

BHP Billiton and public or private security forces providing support to BHP Billiton operations must comply with the Voluntary Principles on Security and Human Rights.

44 | BHP BILLITON SUSTAINABILITY REPORT 2011

Key Area

Governance

For BHP Billiton, sustainable development is about ensuring our business remains viable and contributes lasting benefits to society through the consideration of social, environmental, ethical and economic aspects in all that we do. Working through complex operational issues associated with our operations has highlighted environmental and social performance as a critical success factor for the Company. We are well aware of the costs of getting it wrong; but, more importantly, we recognise the value that can be created by getting it right. Consequently, we adopt a holistic approach to business strategy, seeking to realise value for our stakeholders through a sustainable business philosophy.

Line managers have ultimate accountability for ensuring our businesses contribute to sustainable development. This section contains policy statements and performance requirements that apply across the HSEC disciplines.

Sustainable Development Policy Statements Our Approach

We identify, assess and manage risks to employees, contractors, the environment and our host communities.

We uphold ethical business practices and meet or, where less stringent than our standards, exceed applicable legal and other requirements.

We regularly review our performance and publicly

report our progress.

We work with those involved through the life cycles of

our products and by-products to enhance environmental

and social performance along the supply chain and

promote their responsible use and management.

The effective identification, assessment, management and communication of risk is the basis of our management approach to sustainable development. We aim to manage and control identified risks to a level that is as low as reasonably practicable. Embedding risk management processes into all our critical business systems allows us to adopt a precautionary approach to business management that is based on valid data and sound science. This includes ensuring thorough assessments of the potential impacts of our presence.

The Code of Business Conduct defines our basic principles with regard to business ethics.

All BHP Billiton employees are accountable for acting in line with our requirements for business conduct. Suppliers, contractors and partners working with or for us are also required to be informed of, and act in accordance with, our requirements.

We will comply with applicable laws, regulations and other requirements to which we are committed, wherever we operate. While respecting the laws of host countries, we will assess the adequacy of these laws compared with our standards.

Our risk management approach addresses corruption-related risks in making decisions, including hiring and deploying personnel, business planning, investments, new country entry, all interactions with government officials and all activities with business partners. We recognise and actively work to address the risk that corrupt activities may be undertaken by management, employees or third parties, such as suppliers and customers.

Setting and achieving targets is an essential step of continual improvement. Focusing on the efficient use of resources and preventing and reducing pollution are essential if we are to meet our sustainable development targets.

We will advise on the responsible use of our products and by-products, including consumption, storage, transport, recycling and disposal. We will work with those involved throughout our product life cycles, recognising the shared responsibility across the value chain.

Key HSEC Performance Requirements

HSEC management systems must be established for all controlled activities.

We will identify, assess and manage HSEC risks associated with suppliers, contractors and partners. A HSEC evaluation of suppliers, contractors and partners must be completed prior to engagement.

Systems or processes must be in place to ensure awareness of the potential of corruption and to prevent it occurring.

All employment terms and conditions must comply with the Our Charter, the Code of Business Conduct, the United Nations Universal Declaration of Human Rights and local employment and privacy legislation.

All our operations are required to develop and regularly review life of asset plans, which define the expected outcomes from the asset over its economic life through to and including closure. Risks associated with closure must be evaluated to ensure adequate controls are in place to manage these risks. Financial provisions for closure must be included in the plan.

We rank sustainability incidents using a Severity Factor Table and all significant incidents are reported to the Group centre.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 45

Global Reporting Initiative TM

Statement

GRI Application Level Check

GRI hereby states that BHP Billiton has presented its report “Sustainability Report 2011” to GRI’s Report Services which have concluded that the report fulfills the requirement of Application Level A+.

GRI Application Levels communicate the extent to which the content of the G3 Guidelines has been used in the submitted sustainability reporting. The Check confirms that the required set and number of disclosures for that Application Level have been addressed in the reporting and that the GRI Content Index demonstrates a valid representation of the required disclosures, as described in the GRI G3 Guidelines.

Application Levels do not provide an opinion on the sustainability performance of the reporter nor the quality of the information in the report.

Amsterdam, 24 August 2011

Nelmara Arbex

Deputy Chief Executive

Global Reporting Initiative

A+

GRI REPORT

GRI CHECKED

The “+” has been added to this Application Level because BHP Billiton has submitted (part of) this report for external assurance. GRI accepts the reporter’s own criteria for choosing the relevant assurance provider.

The Global Reporting Initiative (GRI) is a network-based organization that has pioneered the development of the world’s most widely used sustainability reporting framework and is committed to its continuous improvement and application worldwide. The GRI Guidelines set out the principles and indicators that organizations can use to measure and report their economic, environmental, and social performance. www.globalreporting.org

Disclaimer: Where the relevant sustainability reporting includes external links, including to audio visual material, this statement only concerns material submitted to GRI at the time of the Check on 13 August 2011. GRI explicitly excludes the statement being applied to any later changes to such material.

46 | BHP BILLITON SUSTAINABILITY REPORT 2011

KPMG

Independent assurance report to the Directors and management of BHP Billiton

Our conclusions:

(a) GHG emissions

In our opinion, the BHP Billiton GHG emissions of 41 Mt CO2-e (Scope 1 and 2) for the year ended 30 June 2011 are fairly stated in all material respects in accordance with the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.

(b) Assured Sustainability Parameters

Based on the procedures performed, as described below, nothing has come to our attention that would lead us to believe that the Assured Sustainability Parameters, as defined below for the year ended 30 June 2011, have not in all material respects, been prepared and presented in accordance with the relevant elements of the GRI G3 Guidelines and ICMM Sustainable Development Framework.

(c) GRI application level

Based on the procedures performed, we concur with the assessment made by BHP Billiton that the Sustainability Report is consistent with the GRI G3 application level A+.

For the purposes of this letter, ‘BHP Billiton’ is taken to refer to both BHP Billiton Limited and BHP Billiton Plc.

We have been engaged by the Directors and management of BHP Billiton to provide reasonable assurance in respect of the BHP Billiton GHG emissions of 41 Mt CO2-e (Scope 1 and 2) and limited assurance in respect of the Assured Sustainability Parameters identified below. The BHP Billiton GHG emissions and the Assured Sustainability parameters have been included in the BHP Billiton Annual Sustainability Report for the year ended 30 June 2011 which includes the Sustainability Report, Performance Data, Sustainability Framework and referenced Case Studies (collectively the ‘Sustainability Report’). As described in the Sustainability Report, the BHP Billiton GHG emissions have been prepared in accordance with the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol (WRI/WBC GHG Protocol) and the Assured Sustainability Parameters have been prepared in accordance with the relevant elements of the Global Reporting Initiative (GRI) G3 Guidelines and International Council on Mining and Metals (ICMM) Sustainable Development Framework requirements (the ‘Framework’).

In addition, we have been engaged to perform a check of BHP Billiton’s GRI application level as disclosed in the Sustainability Report for the year ended 30 June 2011.

Management’s and Directors’ responsibility for the Sustainability Report

Management of BHP Billiton are responsible for the preparation and presentation of the Sustainability Report in accordance with the Framework, the WRI/WBC GHG Protocol, and for determining BHP Billiton’s GRI application level in accordance with the GRI Guidelines. This responsibility includes establishing such internal controls as management determines are necessary to enable the preparation of the Sustainability Report that is free from material misstatement whether due to fraud or error. The Directors, through the Sustainability Committee of the Board, provide oversight of the preparation and presentation of the Sustainability Report by management, including oversight of internal control systems relevant to the preparation of the Sustainability Report.

The Assured Sustainability Parameters

The Assured Sustainability Parameters covered by our limited assurance engagement are:

Assured Sustainability Parameters Sustainability Report Page

Contractors (Health and Safety) 3 (Requirements for contractors, suppliers and products), 40

Taxes and royalty payments to government 22, 26 (Transparently reporting taxes), 38

Sustainability risk management framework 3, 5, 27, 28, 39, 45

Diversity and Equal Employment Opportunities 9, 10, 11, 32, 40

Fatigue risk profiling and implementation 28, 40

Occupational illness and disease 4, 7, 8, 32

Greenhouse gas (GHG) emissions 4, 12, 13, 33, 43

Water 4, 14, 15, 33 (Water consumption), 41

Product stewardship (uranium) 3, 26 (Product stewardship)

Community engagement 2, 18, 19, 20, 36 and 37 (Engagement methods), 44

Management of HSEC risks in projects (Olympic Dam expansion project)

20 (Developing the Olympic Dam Environmental Impact Statement), 41, 44

The Assured Sustainability Parameters also include BHP Billiton’s statement in the Sustainability Report that BHP Billiton’s sustainability reporting has been prepared in accordance with GRI G3 Guidelines and ICMM Sustainable Development Framework requirements.

BHP BILLITON SUSTAINABILITY REPORT 2011 | 47

KPMG

Our responsibility

Our responsibility is to express a reasonable assurance conclusion on the BHP Billiton GHG emissions of 41 Mt CO2-e (Scope 1 and 2) and a limited assurance conclusion on the preparation and presentation of the Assured Sustainability Parameters included in the Sustainability Report to the Directors and management.

We conducted our assurance engagements in accordance with International Standard on Assurance Engagements ISAE

3000 Assurance Engagements other than Audits or Reviews of Historical Financial Information (ISAE 3000) issued by the International Auditing and Assurance Standards Board and the Sustainable Development Framework: Assurance Procedure issued by ICMM.

Reasonable assurance over the GHG emissions

Our reasonable assurance engagement involved obtaining evidence over the BHP Billiton GHG emissions of 41 Mt CO2-e (Scope 1 and 2), sufficient to give reasonable assurance that the amount disclosed is free from material misstatement whether caused by fraud or error. This included an assessment of the application of the WRI/WBC GHG Protocol and the reasonableness of significant estimates made by the Directors and management in the determination of the BHP Billiton GHG emissions of 41 Mt CO2-e (Scope 1 and 2) reported.

Limited assurance over the Assured Sustainability Parameters

Our limited assurance engagement on the Assured Sustainability Parameters consisted of making enquiries, primarily of persons responsible for the management, monitoring and preparation of the Assured Sustainability Parameters, and applying analytical and other evidence gathering procedures, as appropriate.

These procedures included:

interviews with senior management and relevant staff at corporate and selected site level concerning sustainability strategy and policies for material issues, and the implementation of these across the business;

enquiries of management to gain an understanding of BHP Billiton’s processes for determining material issues for BHP Billiton’s key stakeholder groups;

enquiries of relevant staff at corporate and selected site level responsible for the preparation of the Assured Sustainability Parameters;

enquiries about the design and implementation of the systems and methods used to collect and process the Assured Sustainability Parameters, including the aggregation of the reported information;

an assessment of the reasonableness of the assumptions underlying the forward-looking statements set out in the Assured Sustainability Parameters;

comparing the Assured Sustainability Parameters to relevant underlying sources on a sample basis to determine whether all the relevant information has been appropriately included in the Sustainability Report;

visits to the following sites which were selected on the basis of a risk analysis including the consideration of both quantitative and qualitative criteria:

–Corporate, Melbourne;

–Worsley, Australia (Aluminium);

–Escondida, Chile (Base Metals);

–Mozal, Mozambique (Aluminium);

–Mt Whaleback, Australia (Iron Ore);

–Metalloys, South Africa (Manganese);

–Olympic Dam expansion project, Australia (Uranium); and

–Kalgoorlie smelter, Australia (Stainless Steel Materials);

reading the Assured Sustainability Parameters presented in the Sustainability Report to determine whether they are in line with our overall knowledge of, and experience with, the sustainability performance of BHP Billiton;

reading the remainder of the Sustainability Report to determine whether there are any material misstatements of fact or material inconsistencies based on our understanding obtained as part of our assurance procedures on the Assured Sustainability Parameters.

A limited assurance engagement is substantially less in scope than a reasonable assurance engagement or an audit conducted in accordance with International Standards on Auditing and Assurance Engagements, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit or a reasonable assurance engagement. Accordingly, we do not express a reasonable assurance or audit conclusion on the Assured Sustainability Parameters, other than the BHP Billiton GHG emissions of 41Mt CO2-e (Scope 1 and 2).

This report has been prepared for the Directors and management of BHP Billiton. We disclaim any assumption of responsibility for any reliance on this report, or the Sustainability Report to which it relates, to any person other than the Directors and management of BHP Billiton, or for any purpose other than that for which it was prepared.

GRI application level

Our responsibility is also to perform a check of the GRI application level disclosed in the Sustainability Report for consistency with the GRI application level requirements of A+.

Independence

In conducting our engagement, we have complied with the applicable ethical requirements, including independence requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants and the Australian Accounting Professional and Ethical Standards Board.

KPMG

Melbourne

6 September 2011

48 | BHP BILLITON SUSTAINABILITY REPORT 2011

Sustainability Ratings

Dow Jones

Sustainability Indexes

Member 2009/10

AuSSI

The Australian SAM Sustainability Index

Member 2009

JOHANNESBURG STOCK EXCHANGE

SRI Index

FTSE4Good

CARBON DISCLOSURE PROJECT

Sustainable Development

BHP Billiton Centre

180 Lonsdale Street

Melbourne VIC 3000

Telephone 1300 55 47 57 (within Australia)

+61 3 9609 3333 (outside Australia)

Facsimile +61 3 9609 3015

Email for Sustainability Reporting enquiries: hsec@bhpbilliton.com

Email for Investor enquiries: investor.relations@bhpbilliton.com

Website: www.bhpbilliton.com

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